2/17

06013517

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pricer AB

*CURRENT ADDRESS Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FILE NO. 82- 4723 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/17/06

Pricer offers integrated IT solutions consisting of electronic price and information

systems, know s (Electro-

nic Shelf electronic labels,

with the associated wireless communi-

cation infrastructure and software, are

intended to bring about a substantial

improvement in consumer benefit and to

optimise profitability for the retail trade.

ANNUAL REPORT 2003

PRICER

This English version of the Annual Report is a translation of the Swedish. In the event of discrepancies between the Swedish and the English Annual Report, the formulation in the Swedish version shall apply.

Facts about Pricer

- Founded in 1991 in Uppsala, Sweden. Today the company is headquartered in Stockholm and has subsidiaries in Paris, New York, New Delhi and Stockholm.
- Quoted on the O list of the Stockholm Stock Exchange since 1996.
- Around 30,000 shareholders, of whom the five largest controlled 26 per cent of the votes in February 2004.
- Offers ESL systems with wireless communication based on infrared technology, known for its high reliability and performance.
- The primary target group is grocery retailing, but also other parts of the retail trade.
- The prioritised markets are Western Europe, Japan and the USA.
- One of the world's leading ESL suppliers, with a market share of approximately 25 per cent.
- In-house product development in collaboration with subsidiaries. Manufacturing is outsourced to qualified international subcontractors.
- On 31 December 2003 the company had 51 employees, of whom 14 in the partly owned subsidiaries PIER AB and Appulse Ltd.

Contents

Pricer in 60 seconds	1
CEO's statement	2
Presenting Pricer	4
Market	6
Customer benefit	9
Research and development	10
The Pricer share	12
Business risks	15
Directors' report	16
Income statement	19
Balance sheet	20
Changes in shareholders' equity	22
Cash flow statement	23
Notes to the financial statements	25
Audit report	33
Definitions	34
Board, Management and Auditors	35
Five-year summary	36

Financial information

- The Annual General Meeting will be held on 13 May 2004, 5:00 p.m., at Pricer's head office, Bergkällavägen 20–22, in Sollentuna. Visit Pricer's website www.pricer.com for more information about the Meeting.
- Q1, 13 May 2004
- Q2, 27 August 2004
- Q3, 12 November 2004
- Q4, 17 February 2005

Distribution of the annual report

- A digital version is available on Pricer's website.
- The printed version can be ordered from the Stockholm Stock Exchange's website and via nationwide newspapers.
- The report is sent only to the largest shareholders due to reasons of cost.

Information channels

- Website www.pricer.com.
- Annual report published once a year.
- Pricer News published once a year.
- Letter from the CEO published on the website once a month.
- Subscribe for information via the website (releases, reports and Pricer News).
- Maria Pettersson, Investor Relations, ir@pricer.se.

Pricer in 60 seconds

Highlights of 2003

- Activities in 2003 were mainly centred around major negotiations including trials, pilot installations and product adaptations. In January 2004 Pricer was chosen as sole supplier of ESL systems to Carrefour, with deliveries worth a total of around SEK 100 M.
- PIER AB established as a joint venture between Pricer and Pricer's Japanese partner Ishida.
- Majority shareholder in the software company Appulse Ltd. in India.
- Re-entry into the North American market – new partner in StoreNext.
- The number of installations in Japan during the year was nearly doubled compared with 2002.
- The number of delivered labels was on par with 2002, but the weak US dollar had a negative impact on sales after conversion to SEK.
- Investments in product development continued to increase – new product family with lower manufacturing costs and greater ease of use.
- R&D organisation in Pricer AB further reinforced.
- Stronger organisation and activity at the European office in Paris.
- Price studies carried out to demonstrate the financial benefits of Pricer's ESL system.
- Sharper focus on product design.

Pricer's business concept is to offer integrated IT solutions consisting of electronic price and information systems, known as ESL systems (Electronic Shelf Labels). The electronic labels, with the associated wireless communication infrastructure and software, are intended to bring about a substantial improvement in consumer benefit and optimise profitability for the retail trade.

Figures for the financial year

- **Net sales:** SEK 62.0 M (73.9).
- **Operating result:** SEK –54.9 M (–44.9).
- **Orders received:** SEK 23.2 M (55.0).
- **Gross margin:** 22 (19) per cent.
- **Liquid assets** at year-end amounted to SEK 66.4 M (70.5).
- **Liquidity** was strengthened by proceeds of SEK 51.3 M from a new share issue.


Pricer Label
PromoLine

ESL = Electronic Shelf Label

CEO's Statement

The year 2003 – From development company to industrial company

– How would you sum up the past year?

After a quick glance at the results, I think 2003 could be described as a transitional year for Pricer. We delivered basically the same number of systems and labels as in the previous year and improved our gross margins. However, we did not receive any significant new orders for our electronic price systems, which we worked so hard at during 2003, mainly because the evaluation processes carried out by the major retail chains have taken longer than anticipated. Regardless of this, I would say that 2003 was a successful year for Pricer in many important respects.

According to our strategy, we have continued our efforts to build closer relationships with the customers. The Key Account Management organisation we set up last year has yielded tangible results and today we have close collaborations with five major clients. This strategy also includes being able to offer our existing customers added value in the form of supplementary services and enhanced customer benefit. A few concrete examples of this are the price studies which we introduced this year, and the fact that we can now deliver a system that offers more functions at a lower price and – another of the year's innovations – with a more attractive design.

Since joining Pricer a few years ago, I have consistently maintained that our future lies mainly in our own hands. We cannot wait for the retail trade to accept a new technical solution but must actively demonstrate that electronic information systems streamline every aspect of the retailer's business, thereby creating added value that is visible on the bottom line of the income statement.

– What was the highpoint of the year?

Clearly, it was the extended collaboration with Carrefour and system trials that lasted for nearly twelve months. Although the deal was not finalised until the beginning of January 2004, I would still like to mention it here. The fact that we won this prestigious order with deliveries worth a total of SEK 100 M from the world's second largest retail group, in fierce competition with other ESL suppliers around the world, is without a doubt a highpoint in the company's history. Not only will it boost our sales in 2004, it also represents a giant step forward for the ESL industry in general and for Pricer in particular. We have succeeded in putting the company on the map. It is highly satisfying to see that our investments in development, production, marketing and design are paying off.

– Describe the year's activities in development and production.

On the development side, we have strengthened our resources considerably so that we can deliver the solutions our customers demand. After having outsourced parts of our R&D operations for the past few years, we are now building up the core activities through recruitment of qualified developers. At the same time, we established the subsidiary PIER during the year together with our Japanese partner Ishida. This joint venture was launched in order to develop Pricer's ESL systems using future technologies. We have also raised our holding and are now the majority shareholder in the Indian software company Appulse, where we have concentrated much of our software development. By taking these steps, we have significantly advanced our positions in technology and development.

In production, we have worked consistently to cut costs – and have succeeded. The price of our products has been more than halved over the past five years, at the same time that the system has grown increasingly sophisticated. Another ambition is to present a more uniform product programme, where we have gone from individualised systems to standard modules that can be used as building blocks according to customer needs.

All in all, these measures in development and production mean that we are following our strategy to offer our customers more advanced systems at better prices.

– What were the key events in your marketing activities?

We now have a more international focus than previously and are targeting Europe, the USA and Japan for the simple reason that this is where our largest potential customers are found.

In France we have been highly successful in re-entering the market through our subsidiary and office in Paris. The deal with Carrefour has proven that we can secure a position among the foremost players in the market. The installation rate in Japan accelerated in the latter half of the year and appears to be continuing at a higher level than in 2003. In the USA we have completed store installations in Connecticut and have great expectations for the collaboration with our new partner StoreNext, which has strengthened our presence in the important US market and added a large number of dealers to our network. In Germany we are continuing our close collaboration with the Metro Cash & Carry chain.

With regard to marketing, I would also like to highlight the price studies we worked extensively with during the past year. In short, these are aimed at showing how much money an individual store can save by installing our system. The results show that the typical retailer achieves payback on the investment in roughly two years. The price studies will enable us to be more effective in our sales process, which is a valuable advantage.

I feel that we are also following our plan in marketing. The processes may be taking somewhat longer than desired but our efforts to focus on the major players are bearing fruit, as most clearly exemplified by Carrefour.

– You also mentioned something about the importance of design.

Yes, apart from our purely marketing and sales-oriented initiatives during the year, I would like to see 2003 as the year when we strengthened our focus on design. We need to be aware that store design, where our labels make up part of the total concept, is becoming an increasingly important means for attracting customers. Our products not only consist of price and information systems, but are also part of the store's overall marketing and sales promotion programme and must therefore maintain at least the same standard as the store's other design elements.

– How are the year's events reflected in the figures?

In 2003 we delivered the same number of systems and labels as in 2002, but were hard hit by a weak USD since the products were primarily delivered to dollar customers. As a result, sales declined to SEK 62 M and the result weakened to SEK –52 M. The gross margin for the year was 22 per cent, which, although an improvement, was not as strong as anticipated.

Aside from depreciation of the US dollar, the drop in earnings is explained by the fact that the decision-making processes of the major chains are taking longer than we expected. The prioritisation of marketing to major customers can be time-consuming and frustrating, which is reflected in the year's figures. Sales and orders failed to increase at the desired rate, but we are convinced that we have taken the right steps for the future. The deal with Carrefour is ample proof of this.

On a brighter note, the new share issue during the autumn was fully subscribed, which we see as a clear indication of strong confidence in our business concept.

– What are the implications of all this for 2004?

I believe that 2004 has the potential to be an interesting year. In 2003 one of our top priorities was to rebuild the Pricer brand at both the international and local level. The establishment of representation by our own personnel in the key markets has provided an excellent platform for the future. I am highly optimistic about our ventures in the important Japanese and US markets, and we are doing our utmost to ensure our success as a supplier to Carrefour.

In 2004 we at Pricer will continue our efforts to reduce system costs, upgrade processes and simplify our ESL system, at the same time that we continue gearing up our sales activities. Thanks to the past year's efforts to raise our expertise through both recruitment and internal development, we are well poised for this challenge. If the past year was devoted to finding our way onto the highway, we plan to accelerate dramatically in 2004 in order to achieve profitability in 2005.

We are definitely entering the most exciting period in Pricer's history.



Interview with CEO Jan Forssjö in March 2004

What are we aiming for and how will we attain it?

Vision

From the position of market leadership, Pricer's vision is to provide retailers with attractive, innovative and high-quality solutions and tools for real-time pricing and communication.

Pricer aims to actively support the retail trade in order to:

- Enhance profitability.
- Improve customer benefit.
- Increase customer inflows and the shopping experience.
- Raise efficiency and price integrity.

Furthermore, Pricer actively pursues close cooperation with customers with the ambition of further developing added value and business opportunities.

Success factors

Pricer is a strong and well known brand name in grocery retailing, with a reliable and well tested system. The company has one of the market's broadest installation bases, with over 450 installations currently in operation. Pricer has stable partners with complementary products. Today the company has the world's largest full-scale installation at Metro in Germany, one of the world's biggest retail chains. Our partnership with Ishida has also enabled us to make significant breakthroughs among numerous chains in Japan.

In order to achieve additional success, we are concentrating on building stronger customer relationships and boosting sales in the prioritised areas. At the same time, we must continue decreasing the cost per installation and improving our gross margin.

Objectives

Our overall objectives are to:

- Strengthen our position as a leading player in the market through high-quality and customer-adapted systems.
- Attain sustainable profitability. A first step in this direction will be to achieve a positive cash flow during 2005.

Strategy

To achieve these objectives, we have formulated the following strategy:

- A strong focus on marketing and sales to selected customers in prioritised market areas.
- A concentration on customer benefit in development, manufacturing and sales of our products and services.
- Development and establishment of a full-service offering, i.e. total customer solutions covering needs analysis, system design, installation, service, maintenance and future upgrades.
- Profit orientation and cost-consciousness.
- Continuous delivery of added value to existing customers in order to further improve the level of benefit and increase the customer's revenue streams.

Pricer's history

1991	1993	1994	1995	1996	1997	1998
Pricer is founded	First Pricer system installed at the ICA chain in Sweden	Pilot order from Metro in Germany	Contract for 53 Metro stores in Germany	Pricer introduced on the O list of the Stockholm Stock Exchange	Pricer acquires Intactix	Collaboration with Ishida of Japan begins

Who are we?

Organisation and employees

Organisation

Pricer has a market-driven and process-oriented organisation where responsibility for each major customer is assigned to a Key Account Manager, who functions as a project leader and orderer in relation to other parts of the organisation such as support, production, development and administration. By using a customer-oriented model we can adapt our organisation, resources and expertise to market demands thereby increasing our focus on customer satisfaction. The development unit works according to a project and customer-driven approach.

In 2003 Pricer initiated activities to implement a quality management system aimed at preparing the company for ISO certification.

Employees

At the end of 2003 the Pricer Group had a total of 51 employees. Pricer S.A. in France had 5 employees, Appulse in India had 12 and the development company PIER had 2.

We strive for an even gender distribution in all functions, and the personnel currently consists of 33 men and 18 women. Sickness absence is very low. During the past year, the average sickness absence amounted to less than one day per employee.

Legal structure

Pricer AB is the Parent Company of the Pricer Group. The head office is located in Sollentuna, outside Stockholm, Sweden. Aside from the Parent Company, operations are conducted in Pricer S.A. (France), Pricer Inc. (USA) and the partly-owned development companies Pricer Ishida Explorative Research (PIER) AB (Stockholm) and Appulse Retail Software Solutions Private Limited (India). Pricer's holding in PIER AB is 50 per cent and in Appulse Ltd. 51 per cent. Both companies are consolidated in the Group.

Pricer Communication AB handles subscription warrants for two of the warrant programmes offered to employees in the company. The other subsidiaries are either dormant or being wound up.


CHEVRE SOIGNON
180 Grammes


Deliveries to 53 Metro stores completed
Sale of Intactix
Significant order from Ishida
Major restructuring programme with increased customer focus carried out
Development company formed with Ishida
Pricer wins major order from Carrefour
1999
2000
2001
2002
2003
2004

ESL systems soon the industry standard

– [illegible]

We are seeing ongoing consolidation in the global grocery retail sector. The big chains are buying up smaller chains in their local markets, and are then setting their sights on the international arena. This trend is very pronounced in our prioritised markets in the USA, Japan and Western Europe, just look at chains like Wal-Mart, Carrefour, Tesco and Metro. The consolidation trend is also spreading to the rest of Asia, Latin America and Eastern Europe. Major markets such as India and China remain, but the question there is what level of risk the retail trade is prepared to accept. Retailers will have to continue finding new ways to achieve cost synergies and scale economies, which means they need to continue looking inward and streamlining their own processes – logistics, automation and price marking.

– [illegible]

Starting with Europe, we can see that the market has stabilised after several years of mergers and acquisitions. The focus has shifted to the stores themselves, creating a profile and a format that is specifically matched to the targeted customer group. Many chains are going back to the tried-and-true concepts that originally made them successful.

The situation in the US is similar. Wal-Mart, the world's largest retailer, is working hard to optimise the efficiency of its own systems to achieve real leverage and scale economies from its size. Smaller chains that lack size advantages can instead profile themselves with the help of their staff – the more time saved in price marking and goods handling, the more time they can devote to their customers. These chains can then establish an image as the "friendly store" with more personal service.

Japan is a world-leader in implementing retail technology and, unlike Europe and the USA, has a grocery retail structure that is dominated by relatively small stores with high sales per square meter. To meet exacting consumer demands on product freshness, stores have several daily deliveries, which puts tough demands on logistics and the supply chain. More active pricing is one consequence of this, for example lowering prices at the end of the day when the goods are not as fresh. At the same time, it is crucial to avoid errors since an incorrect price is more or less considered an insult. And even Japan is seeing attempts from the major international chains to enter the market.

– [illegible]

All of these trends speak in favour of ESL systems, since the opportunities for boosting competitiveness lie in the internal processes for stock control, inventory planning and active pricing, all of which can be handled by ESL. Steadily rising demand for ESL systems has been felt since 2001. The installation of ESL systems by such notable operators as Safeway in England and Casino in France will now be followed by our own installations at Carrefour in France.

The decisions by major integrated chains to buy and install ESL systems are a clear indication that things are changing. Earlier, the strongest interest in our systems came from individual store owners and independent franchisees who work in the heart of the store environment and can clearly see both the problems associated with traditional price marking and the direct financial benefits of an ESL system. Executives at the head office normally have little first-hand experience of the shop floor. Furthermore, the financial investment at the central level is more extensive, resulting in a longer and more complex decision-making process.

It is quite significant that major chains have now realised the advantages of ESL systems, and are starting to buy them to an extent we have not seen earlier. Where an investment in ESL was previously regarded as an uncertain bet, it is now seen as a highly viable solution.

– [illegible]

The opening of our office in the US was naturally a key marketing decision. Our new partner StoreNext has an extensive network of dealers who are currently being trained to use our system. In the Japanese market we have nearly doubled the number of installations for the year compared with 2002, which speaks for itself. In Europe we devoted considerable energy to the Carrefour deal, and succeeded in achieving the desired result.



Interview with Charles Radisson-Jackson,
Vice President, Sales and Marketing

– Why is the Carrefour installation so important?

Carrefour's installation of ESL systems has enormous symbolic value – both for the industry as a whole and for Pricer as a company. Many observers in the industry are closely monitoring the major players, and Carrefour's choice of ESL is a signal that it is here to stay. This was further reinforced by the decision to make the first installations in the strategically important Paris zone. That Safeway and Casino have also chosen ESL systems shows that this is no solitary occurrence but the establishment of a new industry standard.

For Pricer the agreement is important in several respects – for financial reasons and as an acknowledgement of our position. Carrefour carried out a rigorous evaluation process involving pilot trials of different systems in four stores during 2003, which is excellent PR for Pricer as the winning supplier. We are seeing a tangible difference in the level of respect and interest from other customers. Carrefours' confidence in Pricer serves as proof that our system and our organisation meet the grade. This is verified by Metro Cash&Carry, one of our largest customers, which has continued to install our system in all of its new stores.

– If ESL systems are so good, why doesn't everyone use them?

Looking at the ESL market over time, we can see that it has grown somewhat tentatively since its emergence in the early 1990s. In a historical perspective I can pinpoint several sources of uncertainty that have inhibited demand.

This is partly due to the availability of competing technologies, infrared and radio frequency, that need to be evaluated by the market. The moment uncertainty arises the market has a tendency to adopt a wait-and-see approach. However, Japan is showing a clear tendency towards IR, due to restrictions on the use of radio frequency in a store environment. In Europe as well, most signs indicate a preference towards IR, which has been chosen by the majority of large chains such as Carrefour and Casino in France and Metro in Germany.

Another key factor we need to remember is the price of our systems. In the past few years we have lowered our prices substantially, facilitating the buying decision for our customers. In connection with the millennium shift, many companies made it their policy not to invest in additional IT systems. Another source of uncertainty was the EMU and transition to the Euro. With both of these events now behind us, the market for our systems is wide open.

As you can see, there are many reasons why ESL systems are not more commonly used in stores. Also keep in mind that the grocery trade in general is fairly conservative, and that it takes time for innovations to gain acceptance. For example, it took 10 years for scanned barcode labels to take hold, but today they are used everywhere.

– What is the future outlook?

Both completely new stores and old stores that are undergoing modernisation are investing in ESL systems. Within a few years I believe ESL systems will be the standard in all new stores, and we are doing our best to ensure that Pricer's systems are the preferred choice. Our reputation is rising to a new plane thanks to projects like Carrefour.

In the future, ESL systems will handle large volumes of important information that simplifies and improves work processes in the stores. We are naturally prepared to meet this challenge.

The advantages of Pricer's system

1. Simplicity

Pricer's system is technologically advanced, but very user-friendly.

2. Performance

Pricer's system offers excellent operating reliability, thereby minimising the amount of support and service. The system hardware is robust and durable.

3. Future growth potential

Pricer's system can handle large volumes of data and the use of two-way communication creates a dialogue between system and label that is essential for control. The system is easily scalable to accommodate additional and larger installations.

4. Fast price changes

In order to make price changes in the stores completely flexible, it is necessary to have a system with high bandwidth. Pricer's system can change 50,000 prices per hour, making it the fastest solution available on the market today.

5. Simple and quick installation process

Pricer offers a fully robotic process for creating labels in connection with the initial installation. Pricer's installation equipment makes the installation quick, easy and cost-effective, therefore not affecting the store's business.

6. Reliability

Pricer strives to maintain an open and close relationship with its customers in order to build strong confidence in Pricer's organisation and the quality of the system.

- Pricer's competitors:

Eldat – Company based in Israel with activities in Europe and Japan. Infrared technology.
NCR – US-based company with ESL business mainly in the USA and Great Britain. Radio-based system.
SES – French company with a strong focus on its home market. Radio-based system.

- The lack of general industry statistics makes it harder to assess the size of the market, the number of installations and the relative market shares.

- Pricer has a process-driven sales organisation with a focus on selected customers.
- Own sales staff at the head office in Sweden and the subsidiary in Paris with responsibility for sales in Europe.
- The sales organisation is supplemented with business partners. The optimal partner is a company with complementary products and a wide contact network in the retail trade, in combination with advanced IT skills. Two key partners are Ishida (Japan) and StoreNext (USA).

- Pricer has an extensive programme for service, support and training.
- Customer training is provided in connection with installation. Additional training is offered as needed.
- Pricer can offer the customers individualised solutions.
- Internet connectivity facilitates rapid response that effectively reduces any operating disruptions in the system.



Others 13%*
Sweden 14%
Germany 45%
Japan 28%

* including Belgium, Norway, Denmark, Turkey and the USA



Shampoo 2 in 1
250ml
Wella
Today, price and information labels are an important part of the store design

- Carrefour (France)
- Leclerc (France)
- Metro (Germany)
- Edeka (Germany)
- ICA (Sweden)
- Coop (Sweden)
- Ito-Yokado (Japan)
- Summit (Japan)
- Maruetsu (Japan)

"We estimate that over 22 million electronic labels were in operation at the end of 2003, which is an increase of 7 million compared with the previous year. This represents less than one per cent of the total global market for price and information labels".

Jan Forssjö, CEO of Pricer

Customer benefit

For the average store, an investment in the Pricer system has a payback period of less than two years

– You have started to carry out studies on customer benefit – why?

We realised that several potential customers needed to better understand and quantify the benefits offered by Pricer's price and information systems. If you are planning to invest anything from a 20,000 dollars for a small retail operation to half a million for a major chain, you will obviously want to know what it will lead to from a purely financial standpoint. Our studies serve as a decision support for retailers considering investment in an ESL system.

– What are the advantages of Pricer's system?

A store or chain that installs Pricer's system will increase its customer satisfaction, reduce its costs and create possibilities for increased revenue.

Customer satisfaction is enhanced since our labels provide consumers with more detailed and, above all, correct information. The price on the shelf always matches the price at the checkout. Pricer's electronic shelf labels can also display product data and member information.

On the cost side, the system can yield operating gains for store personnel in the form of saved time and more flexible work routines. By eliminating manual price marking and guaranteeing that checkout and shelf prices are identical, a store or chain can achieve huge cost savings. Other ways to cut costs include more efficient stock control and ordering. All stores can benefit from a system that helps them to balance their inventory. Stores lose money when excess inventory ties up capital, but lose sales when they run out of products on the shelf.

In a longer perspective, the Pricer system is most interesting when you look at the opportunities it creates for increased sales and revenue. By taking a more active approach to pricing it is possible to maximise profit per item. Price optimisation means always selling goods at the optimum price with respect to local demand. Studies show that grocery stores can improve their margins by several percentage points, which is significant in a business with narrow margins. Most sector observers feel that ESL technology is decisive for effective price optimisation.

The ESL system also provides valuable assistance in space management. By displaying coded information about sales statistics and the profitability of each product or department, the store personnel can easily optimise shelf space according to local demand as a means for stimulating higher sales and profitability.

– Which customer benefits have you studied and what were the results?

We have carried out some 50 studies to date, around 40 in the Nordic countries and 10 in Germany, which show that the average store improves its profitability and achieves payback on its investment in the Pricer system in under two years. Up to now our profitability assessments have focused on two areas of benefit.

The first aspect we study is the price handling process, in other words the time it takes for the personnel to work with paper labels. There is often a great deal of money to be saved here, but the greatest potential savings can be found in the opportunities to boost productivity and allow the store personnel to concentrate on more profitable tasks and better customer service.

The second factor we measure is what we call price integrity, i.e. how well the shelf price correlates to the checkout price. Studies show that between three and ten per cent of a store's prices differ from the checkout price. Aside from the annoyance to customers, this also causes the store to lose money, often a great deal of money, since most errors are in the consumer's favour. According to our studies, the typical Nordic or German supermarket loses the equivalent of USD 25,000 – 200,000 per year due to incorrect pricing, and that's not including the cost of price errors in handling of customer complaints or, even worse, lost customers.

Our studies have also demonstrated good results in other areas of customer benefit, such as stock control, ordering and space management. In the future, this should further improve our profitability assessments.

If you would like to see the customer's comments on a price study, visit www.pricer.com.



Interview with Göran Fryklund,
Area Sales Manager

The price label of the future: Your information portal on the shelf edge

– How would you describe the company's development work?

Research and development are vital for a company like Pricer, but they are also cost-intensive. For the past few years we outsourced parts of our development operations in order to achieve flexibility in the cost structure and work volume. Now that the need has increased we have built up these resources again via recruitment, and now have our own highly skilled development unit here in Stockholm.

We have also established the joint venture PIER, together with our Japanese partner Ishida, and the subsidiary Appulse in India. PIER focuses on product development using future ESL technologies, such as graphic elements and pictures on the labels, and Appulse is a software company catering to the grocery retail trade. Through these companies we are able to meet our development needs, and we have naturally continued to work with external companies in order to maintain flexibility and secure access to specific expertise.

– Was 2003 a good year from a development standpoint?

2003 was a year of hard work where the tangible results will not be visible until well into 2004. In general, we are continuing to developing our products to enhance their functionality and find more efficient solutions that contribute to reduced manufacturing costs. The basic principle for development is that the customer must be able to live and grow through our system, which means that our future products must be compatible with the technical platforms they invest in today.

In 2003 one of our priorities was to modify the software platform so that we can more quickly and easily link and adapt our system to the customer's. On the whole, we have made numerous market adaptations in our existing labels at the initiative of major customers. For Japan's largest grocery retail chain we have implemented several installations using new label solutions, since the Japanese language is made up of graphic elements and symbols. In connection with our start-up in the USA, we have also developed a product family specifically for the US market that includes products for the state of Connecticut, which has pro-ESL legislation but strict requirements on technical design. We have also carried out label adaptations for Carrefour.

Furthermore, we have devoted considerable resources to the creation of a new product family that is both appealing and easier/cheaper to manufacture. Design aspects are becoming increasingly important, even for our products, and we have enlisted the help of industrial designers to create new formats and designs based on customer preferences. The first label resulting from this work, H25, has been developed for narrower shelf edges. Like all development units, the nature of our activities means that we have a number of exciting projects that we are not able to talk about yet.

Interview with Björn Nilsson,
Vice President, R&D

Brief facts about R&D

- Pricer supervises development of the Pricer system, which is carried out in collaboration with the subsidiaries PIER (product development), Appulse (software) and external consultants.

Production

- *All manufacturing is outsourced to sub-*contractors in Asia and Europe.
- Pricer's partners have the experience and capacity to quickly scale up production to large volumes.
- The ambition is to build strong alliances and long-term relationships with all partners and suppliers.
- Collaboration partners are chosen on the basis of quality, delivery reliability, price and performance. The collaborations are evaluated continuously.
- In 2004 Pricer will prepare its suppliers for the environmental requirements in the EU directive Green Procurement 2006.

Patents

- Pricer holds 14 approved patents.
- The patents cover solutions for systems, software and hardware.
- Pricer is continuing to patent its proprietary products.
- Pricer has filed several patent applications.



Björn Nilsson, Fredrik Tjerneld, Norimasa Kusano (PIER), Masahiro Maeda (PIER) and Vikas Banga (Appulse).

– What are the demands on the system?

Systems that are easy to use are generally based on complex and sophisticated technology. We prefer to accept the burden of difficulty instead of passing it on to the end-users. We also make rigorous demands on our system and all its constituent parts where the label itself, as the information-bearing unit, is the most critical component.

It must be possible to update the information in the label quickly. Pricer's system currently has a capacity of 50,000 labels per hour. The system must also be capable of reliable two-way communication, which means that the information is first sent to the label, which confirms reception of the signals and implementation of the price or information change. In addition, the complexity of our systems is amplified by the fact that we have chosen to develop a system with greater user-friendliness and higher performance than those offered by our competitors.

Drawing a parallel to a more well known product, a mobile phone has a standby time of around 200 hours and a talk time of four hours, while our labels have a standby time of 8–10 years and a talk time of six months. To achieve that the label must be extremely energy-efficient. At the same time the label has to work reliably and without disruptions, which is a challenge. Keep in mind that a mobile phone costs a couple hundred dollars, while a label can only cost a fraction of that.

– What is the future outlook?

I believe that big things will be happening in the ESL area over the next few years. The labels will be further developed from today's segment-based product with room for alphanumeric characters to more versatile solutions accommodating graphics, pictures, colours, etc., similar to the trend we have seen for mobile phones. This will enable the labels to contain more data and promotional info. In the short term it will be possible to add more functions to the labels to better serve the needs of store personnel, suppliers and customers, where access is naturally coded for the respective group. In a way, you could say that the label of the future will truly become your "information portal on the shelf edge".


1
2
3

Pricer's ESL system is made up of three main components:

1. A computer system, consisting of server software and a base station.
2. Infrastructure for wireless communication, such as transceivers.
3. Electronic shelf labels.

The computer system is integrated with the store's other systems and communicates with transceivers mounted on the store's ceiling. Communication between the transceivers and labels is transmitted wirelessly with the help of infrared light. Aside from the data shown on every electronic shelf label in normal mode, employees can use an IR key to display additional details about the products. The store personnel can display stock levels or other product information directly on the shelf edge.

Pricer's class B share has been quoted on the O list of the Stockholm Stock Exchange since 1996. A trading block consists of 10,000 shares. The trading volume in 2003 amounted to SEK 113 M, corresponding to 189,304,208 shares.

The class A share is not listed but can be converted into B shares. Each class A share grants five votes and each class B share one vote. All shares confer equal rights to the company's assets and profit, and all have a par value of SEK 0.10 (10 öre) each.

To enhance the accessibility of the Pricer share for US investors, an ADR (American depository receipt) programme has been available through the Bank of New York since 1998. This means that the class B share is available as a depository receipt in the US, without formal stock market listing. Each ADR corresponds to one class B share.

At the end of 2003 Pricer carried out a new share issue with preferential rights for the shareholders, and a new issue directed to the shareholders who guaranteed 100 per cent subscription to the first issue. The newly issued shares from the two issues make up 26.5 per cent of the total share capital and 25.9 per cent of the votes in Pricer. The newly issued shares were registered with VPC AB in February 2004.

	31 December 2003	27 February 2004
Share capital (SEK)	33,228,004.90	45,187,026.50
A shares	2,308,291	2,308,291
B shares	329,971,758	449,561,974
Total number of shares	**332,280,049**	**451,870,265**

Pricer has not paid any dividends since its formation. The company's share capital was reduced in June 2001, after which no dividends are possible until 2004 at the earliest, unless the share capital increases to the pre-reduction level before this date. The company does not plan to pay any dividends in the next few years.

The following table shows the subscription warrants outstanding per 27 February 2004. The exercise prices for the warrants have been recalculated with respect to the new share issue in 2003.

[illegible]	[illegible]	No. of shares	Exercise price
TO5B	28 Feb. 2004	2,500,000	SEK 4.27
1997/2004	31 Dec. 2004	271,369	USD 5.73
TO7B	30 April 2005	3,000,000	SEK 1.79
TO8B	11 June 2004	110,760,016	SEK 0.50

The subscription period for the warrant programme TO5B expired on 28 February 2004 without any new subscription.

The warrant programme 1997/2004 was subscribed for by Intactix Acquisition Corp. with the intention of underwriting the warrant programme taken over from Intactix in connection with Intactix Acquisition Corp.'s acquisition of Intactix.

The warrant programme TO7B that was directed to all employees and certain other key individuals in 2002 grants the right to subscribe for new class B shares at an exercise price of SEK 1.79 each during the period through 30 April 2005. Pricer encourages the employees to own shares in the company. A promissory note with a nominal value of SEK 1,000 carrying detachable warrants was subscribed for by the wholly owned subsidiary Pricer Communication AB.

The warrant programme TO8B originates from the new share issue in November 2003. These warrants may be utilised during the period 31 May – 11 June 2004 to subscribe for new class B shares at a price of SEK 0.50 each. A promissory note with a nominal value of SEK 1,000 carrying detachable warrants was subscribed for by the wholly owned subsidiary Pricer Communication AB.

Upon full subscription of the warrant programmes 1997/2004, TO7B and TO8B, the number of shares will be increased by a maximum of 114,031,385 to a total of 565,901,650. The maximum dilution effect would then be around 20 per cent of the share capital and around 20 per cent of the votes. For warrant programmes with an exercise price that is lower than the market price on 31 December 2003 (TO8B), the number of shares can increase by a maximum of 110,760,016, corresponding to a dilution effect of around 20 per cent of the share capital and around 19 per cent of the votes.

The subscription period for the warrant programme TO6B from the new share issue in March 2002 expired on 17 October 2003. Under the programme, 47,470 new shares were subscribed for at an exercise price of SEK 1.90 each.

Share price performance



Class B share
SEK
Carnegie Small Cap Index Classic
Number of shares traded, thousands (incl. afterhours)
100
80
60
40
20
0.3
500,000
400,000
300,000
200,000
100,000
96
97
98
99
00
01
02
03
04
(c) SIX

Share capital development, 1996 – 2003

Year		Increase in no. of shares	Total no. of shares	Change in[1] share capital, SEK M	Total share capital SEK M
1996	Non-cash issue	244,000	14,406,747	0.5	28.8
1996	New issue	2,058,106	16,464,853	4.1	32.9
1997	Non-cash issue	200,000	16,664,853	0.4	33.3
1997	New issue	1,380,404	18,045,257	2.8	36.1
1997	Combined new and non-cash issue	2,092,725	20,137,982	4.2	40.3
1998	New issue	1,805,195	21,943,177	3.6	43.9
1998	New issue through exercise of warrants	136,678	22,079,855	0.3	44.2
1999	New issue	22,079,855	44,159,710	44.2	88.4
1999	New issue via conversion of subordinated debenture	24,000,000	68,159,710	48.0	136.4
1999	New issue	170,399,275	238,558,985	340.8	477.1
2000	Reduction of share capital	–	238,558,985	–238.5	238.6
2001	Reduction of share capital	–	238,558,985	–214.7	23.9
2002	New issue	93,673,594	332,232,579	9.4	33.2
2003	New issue through exercies of warrants	47,470	332,280,049	0.0	33.2
2003	New issue [2, 3]	110,760,016	443,040,065	11.1	44.3
2003	New issue [2, 4]	8,830,200	451,870,265	0.9	45.2

[1] New issues in the past three years: March 2002, subscription price SEK 1.15 and November 2003, subscription price SEK 0.50.

[2] The shares were registered with VPC in February 2004.

[3] With preferential rights for the shareholders.

[4] Without preferential rights for the shareholders.

Ownership structure

The number of shareholders on 31 December 2003 was 26,148. On 27 February 2004 when the shares from the new issue in 2003 had been registered with VPC AB, the number was increased to 30,012. The five largest shareholders then held 25 per cent of the number of shares, equivalent to 26 per cent of the votes. Legal entities held 46 per cent of the votes and approximately 20 per cent of the votes were held by foreign investors.

Major shareholders, 31 January 2004 (after registration of new share issue)

Name	A shares	B shares	No. of shares	% of votes	% of capital
Grimaldi Salvatore and company	2,110,600	60,967,098	63,077,697	15.5	14.0
Egeria B.V.	0	18,220,500	18,220,500	4.0	4.0
Carnegie ASA Oslo – Clients	0	11,532,634	11,532,634	2.5	2.6
DNB NOR Bank A/C Pareto Securities	0	11,196,249	11,196,249	2.4	2.5
Danielsson Erik and company	5,167	8,494,110	8,494,110	1.8	1.9
Others	192,524	339,151,384	339,343,908	73.7	75.0
Total	**2,308,291**	**449,561,974**	**451,870,265**	**100.0**	**100.0**

Source: VPC AB, direct and nominee-registered holdings.

Ownership structure, 31 January 2004 (after registration of new share issue)

No. of shares	No. of shareholders	% of shareholders	No. of shares	% of votes	% of capital
1–1,000	9,580	32	4,780,687	1.0	1.1
1,001–10,000	15,505	52	64,713,874	14.1	14.3
10,001–100,000	4,549	15	131,031,774	28.5	29.0
100,001–	378	1	251,343,930	56.4	55.6
Total	**30,012**	**100**	**451,870,265**	**100.0**	**100.0**

Source: VPC AB, direct and nominee-registered holdings.

Data per share, 1999 – 2003

SEK per share	2003	2002	2001	2000	1999
Earnings/loss	–0.16	–0.15	–0.18	–1.22	–1.67
Dividend	–	–	–	–	–
Shareholders' equity	0.19	0.25	0.17	0.36	1.53
P/S ratio	2.60	2.19	10.69	5.19	1.81
Adjusted for full conversion of warrants[1]:					
Earnings/loss	–0.16	–0.15	–0.18	–1.22	–1.67
Shareholders' equity	0.25	0.25	0.17	0.36	1.53
P/S ratio	3.50	2.41	10.86	5.28	1.86
Share price, closing rate					
year high	0.76	1.68	2.47	4.17	6.45
year low	0.43	0.44	1.14	1.28	1.04
end of year	0.48	0.54	1.63	1.80	4.13
Number of shares on 31 Dec., 000s	451,870	332,233	238,559	238,559	238,559
Market capitalisation on 31 Dec., SEK M	217	179	389	430	984
Average number of shares, 000s	335,479	299,896	238,559	238,559	135,382
Share price on 31 Dec./ shareholders' equity, %	253	219	950	506	270

The figures for previous years have been recalculated with respect to the new share issue in 2003. The new share issue was registered with the Swedish Parent and Registration Office in January 2004.

[1] Warrants with an exercise price exceeding the market price on 31 December 2003 have not been included in the calculation. Consequently, the calculation includes the warrant programme TO8B corresponding to a maximum of 110,760,016 newly issued shares.

Pricer's business is based on the development and modification of established technology in a changing market. In light of this, a number of threats and risks must be considered when evaluating the company and its future potential. Some of the risks apply to the entire sector, while others are specific to Pricer. These factors are not presented in any order of priority, and no claims to completeness are made.

Market conditions

So far, the demand for ESL systems has not matched expectations. Indications of growth in demand are becoming clearer and the general assessment is that a breakthrough is close at hand, but it is difficult to predict when it will take place. Furthermore, it cannot be ruled out that the gross margin will not develop as anticipated.

Customer dependency

Pricer has agreements with a small number of customers. The company's Japanese partner Ishida accounted for 96 per cent of the company's order book at year-end 2003, compared with 94 per cent the year before. The agreement with Ishida will run for several years. Nevertheless, such contracts constitute a risk if Pricer is unable to maintain manufacturing prices, quality and delivery reliability at the expected level. With a wider customer base, Pricer will be able to reduce the risks associated with dependency on a few individual customers.

Future capital requirements

The Board of Directors has assessed that the proceeds from the new share issue in 2003 will satisfy the capital requirement until a positive cash flow is achieved. However, it is possible that Pricer will need an additional capital infusion if sales of the ESL system do not increase at the projected rate or if other events occur which create a need for additional financing in order to develop the company in the best possible way.

Competitors

Restructuring of the sector could constitute a threat to other players in the still immature market if one or more competitor should enter an alliance with a large and financially strong partner offering complementary products or services. The competitors are continuously developing new products and product offers. If Pricer fails to defend or strengthen its position relative to the competitors, there is a risk that the company will lose market shares and subsequently also that the projected increase in sales will not take place.

Competing technologies

The sector is characterised by a rapid pace of technological development. There is a potential risk for future competing technologies, even if Pricer has not been able to identify any at present.

Offering and products

Generally, development expenses for ESL systems remain high due to the complexity of the technology and the constant enhancement of components. As a result, ongoing adaptations are required to exploit the advantages offered by technical innovations in the form of lower manufacturing and installation costs. One prerequisite for improving gross margins is a substantial increase in volumes, leading to a lower cost per unit. The product offering must also be supported by an efficient installation and service organisation. If Pricer does not succeed in adapting its manufacturing and installation costs to the established sales prices, there is a risk that the company will not achieve satisfactory profitability.

Patents

One possible consequence of rapid technological advances is that the existing patents may not be adequate in the future. In addition, there is a risk for costly patent disputes that tie up management resources.

Suppliers

Pricer has no manufacturing capacity of its own, but collaborates with subcontractors in order to achieve a flexible production solution. In addition, the company attempts to limit its dependency on individual suppliers by using standard components in its products wherever possible. However, it cannot be ruled out that a shortage of components could arise in the market or that sales could become more difficult following a large volume increase in production.

Financial risk management and currency risk

In view of the high operational risk, the ambition is to minimise financial risks. Pricer's operations are financed through shareholders' equity, with only limited external borrowings. Risk management is governed by the Board of Directors' adopted financial policy, which stipulates a low level of risk.

Pricer's payment flows in 2003 were principally denominated in USD and SEK. Of the order book on 31 December 2003, 99 per cent was denominated in USD. Pricer's policy is to reduce its flow exposure by denominating customer contracts in USD. Components and finished products are purchased mainly in USD, and alternately, through currency clauses in tenders and other agreements.

Despite this, the company is exposed to currency risks in the event of fluctuations in the exchange rate for the US dollar against other currencies. These arise when Pricer has uneven and unpredictable payment flows in both purchasing and sales. Increased sales in the European market would most likely lead to higher sales in Euro, and therefore also greater exposure to an additional currency.

Directors' report

The Board of Directors and Chief Executive Officer of Pricer AB (publ), corporate identity no. 556427-7993, hereby submit their Annual Report for the financial year 1 January – 31 December 2003. Figures in brackets refer to the preceding period.

Market and sales

More and more retail chains around the world are discovering the value of investing in ESL systems as a way to streamline and rationalise their operations, and the level of activity in the market has therefore increased. Pricer's operations during the year were characterised by a focus on marketing initiatives targeted towards large and mid-sized retail chains that have started projects to evaluate various ESL systems and suppliers. These processes took longer than Pricer anticipated, which meant that customer deliveries in 2003 did not increase to the awaited extent and were on par with the previous year.

Orders received in 2003 amounted to SEK 23.2 M (55.0), and were primarily attributable to customers in the Nordic and French markets and the Metro retail chain in Germany. Pricer's order book at 31 December 2003 amounted to USD 25 M, corresponding to SEK 185 M. The order book includes an order received from Ishida in 2001, of which USD 24 M, equivalent to around SEK 177 M, remains to be delivered up to the end of 2007. The majority of Pricer's orders are denominated in USD and exchange rate fluctuations had a negative effect on the value of the order book in Swedish kronor.

In the fourth quarter Pricer signed a distribution agreement with StoreNext Retail, and has thus established a presence in the US market. In December the first orders for ESL systems were delivered to two grocery retail chains in Connecticut. StoreNext is owned jointly by Fujitsu Transaction Solutions and Retailix USA. StoreNext offers Point-of-Sale (POS) systems to the retail trade and has a network of over 50 dealers across the North American continent.

Research and development

Pricer's ambition is to be able to combine and adapt newly developed products to the needs of various markets and customers in order to achieve rational manufacturing and lower unit costs. During the year, new product families were developed for the Japanese and US markets, and the performance of the ESL system's infrastructure was improved. Pricer's policy is to patent its proprietary product development.

In 2003 Pricer initiated a long-term collaboration with its partner Ishida. In a joint venture, Pricer Ishida Explorative Research (PIER) AB (PIER AB), the partners will develop ESL systems using new technologies to meet future requirements, primarily in Japan, but also for other markets.

Software development is handled by the Parent Company in Sollentuna. A need to strengthen resources was identified to meet customer demand for new high-quality customised software for Pricer's systems. To meet this demand, Pricer acquired 51 per cent of the software company Appulse Retail Software Solutions Private Limited (Appulse Ltd.), based in New Delhi, India.

Net sales and result

Net sales reached SEK 62.0 M (73.9). Deliveries went mainly to Ishida, 54 per cent, to the Metro retail chain in Germany and to the Nordic and French markets. Customer deliveries were on a level with the previous year. The drop in sales relative to 2002 is mainly explained by depreciation of the US dollar.

Gross profit amounted to SEK 13.8 M (14.0) and the gross margin was 22 per cent (19), an improvement attributable to lower manufacturing costs and more efficient logistics.

Operating expenses rose to SEK 68.7 M (58.8) due to higher research and development costs. The increased expense level is due to stronger demand for customer modifications and adaptations for different geographic markets, higher investment in new development, and projects aimed at reducing product and manufacturing costs. Of total overheads, sales accounted for 33 (39) per cent, administration for 31 (36) per cent and R&D for the remaining 36 (25) per cent.

The operating result amounted to SEK -54.9 M (–44.9). Net financial items totalled SEK –1.7 M (–1.7) and consisted mainly of exchange rate losses on the US dollar and interest income. The minority share in profit amounted to SEK 4.3 M (0.0) and referred to Appulse Ltd. and PIER AB. The net result for the year was SEK –52.4 M (–46.5).

Assets and financial position

Total assets at 31 December 2003 amounted to SEK 126.8 M (127.0) and consisted mainly of cash and bank, short-term investments and current receivables. Liquid assets including short-term investments totalled SEK 66.4 M (70.5). The new share issue carried out during the year was fully subscribed and raised proceeds of SEK 51.3 M after issue and guarantee expenses.

Overheads relating to the sale of Intactix were charged to the year's cash flow from investing activities, but not the result, in the amount of SEK –1.8 M. A sum of around SEK 5 M remains for the wind-up of the Intactix Group, which has been entered as liability.

In 2001 the Swedish National Tax Board (RSV) announced a change in assessment of VAT on issue expenses of SEK 3.4 M which had been reported in 1999 according to the assessment of RSV at that time. The case was ruled against Pricer and has been appealed to a higher court. Pricer has paid the amount in question, but has not expensed it. Should the final court of appeal decide in conformity with RSV, Pricer will report the repayment directly against shareholders' equity.

Pricer's acid-test ratio improved during the year from 250 per cent in 2002 to 264 per cent at 31 December 2003. The equity ratio at 31 December 2003 was 70 (69) per cent.

Cash flow

The negative cash flow from operating activities was SEK –50.0 M (–69.3). Cash flow from financing activities amounted to SEK 50.8 M and consisted of partial proceeds from the new share issue and shareholder contributions from PIER AB. In January 2004, Pricer received the remaining proceeds of SEK 6.7 M from the issue.

Investments amounted to SEK 2.8 (2.2) and referred primarily to machinery, computers and office equipment. All product development was expensed, see accounting principles on page 25.

Parent Company

The Parent Company, Pricer AB, reported net sales of SEK 59.9 M (72.8) for the full year. The result after financial items was SEK –47.6 M (–46.4). The Parent Company's liquid assets amounted to SEK 59.1 M (68.6) at 31 December 2003.

Personnel

The average number of employees in the Group during 2003 was 42 (35). The number of employees on 31 December 2003 was 51 (32), of which PIER AB and Appulse Ltd. Accounted for 14 (0). Information about salary and remuneration is presented in Note 1.

Financial policy and currency risk

Risk management is governed by the Board of Directors' adopted financial policy, the purpose of which is to limit and control the risks to which the company is exposed in its financial activities. The Group's financial transactions are handled centrally by the Parent Company.

The policy for interest rate risk is to strive for a very low risk profile. Temporary excess liquidity may be invested only in instruments issued by institutions with the highest credit ratings and with established banking connections. Pricer's policy is also to minimise transaction exposure by denominating customer agreements in USD, to use forward currency agreements and currency clauses in tenders and other agreements. Pricer's payment flows in 2003 were principally denominated in USD and SEK. Of the order book on 31 December 2003, 99 per cent was denominated in USD. Components and finished products are purchased mainly in USD. On 31 December the company had no outstanding currency hedges.

International Financial Reporting Standards (IFRS)

Pricer will apply IFRS in its consolidated financial statements as of 1 January 2005 with comparative figures for 2004 according to the EU directive for all listed companies in the European Union.

In 2003 Pricer launched an internal project in order to implement the necessary adaptations in systems and routines with respect to the new rules. A review has been carried out to identify areas where the changed accounting principles can affect the Group's reporting. The new rules for valuation of short-term investments, derivatives and hedge accounting may affect the balance sheet, in particular.

Since the Swedish accounting rules in the areas applicable to Pricer's operations correspond relatively well with IFRS, Pricer's current assessment is that the accounting effects will not be significant. However, the scope of reporting is expected to increase since IFRS in many cases requires more detailed disclosure than the current Swedish rules.

Board of Directors

Pricer's Articles of Association stipulate that the company's Board of Directors must include a minimum of three and a maximum of seven members. The Annual General Meeting on 22 May 2003 appointed Salvatore Grimaldi (Chairman), Margareta Norell Bergendahl, Göran Lindén, Martin Bjäringer and Jan Forssjö (CEO). In 2003 the Board met on eight occasions. Special attention was devoted to strategic matters that included the company's future financing requirements, which resulted in the implementation of a new share issue during the autumn.

The Board of Directors has adopted a procedural plan which regulates the work of the Board as well as the division of responsibility between the Board and the CEO, the CEO's responsibilities and powers, collaboration with the company's auditors, internal reporting and the items of business to be taken up at each Board meeting.

Board of Directors' fees are determined by the Annual General Meeting. The Chairman is authorised by the board to negotiate agreements with the CEO regarding salary and other benefits. Remuneration to senior executives who report directly to the CEO is determined by the CEO after consultation with the Board Chairman. Pricer has no option programmes for senior executives. Several programmes have been carried out in which employees have been offered the opportunity to purchase subscription warrants. The most recent was carried out in 2002 and will expire in 2005. Information about salary and remuneration is provided in Note 1 on page 27.

Proposals to the Annual General Meeting regarding candidates for election to the Board are prepared by the appointed nomination committee consisting of Salvatore Grimaldi, Tedde Jeansson Jr. and Michael S. Juuhl. Pricer has no separate audit or remuneration committees and these matters are instead handled by the entire Board of Directors.

Auditors

The Auditors in persons report their observations to the Board at least once a year. In 2003 such reporting took place in connection with the mid-term accounts, the publication of the prospectus and the annual closing of the books.

The Annual General Meeting for 2004 will elect one or two auditors to serve during the period until the Annual General Meeting for 2008. The Board is currently discussing this matter and the results will be presented in the notice to attend the Annual General Meeting.

Events after the end of the financial year

Pricer has been selected as sole supplier of ESL systems to the French retail group Carrefour. The contract was finalised after one year of rigorous and detailed evaluations by Carrefour. The value of the contract deliveries is estimated at around SEK 100 M. Installations will be completed during 2004.

Outlook for 2004

Pricer anticipates further positive development in the market with growth in the total installed base and more concrete interest from a number of major retail groups. The Board predicts that the total market for ESL systems is approaching a breakthrough. However, evaluations and negotiations with a number of retail chains have taken longer than expected. In connection with the new share issue, the Board predicted that the company will achieve a positive cash flow during 2005. This assessment stands firm.

All in all, this means that Pricer's sales will increase substantially in 2004, bringing an improvement in earnings.

Annual General Meeting and dividend

The Annual General Meeting for 2004 will be held on 13 May 2004.

The Group has no unappropriated earnings and no transfers to restricted reserves are required. The Board of Directors proposes that the year's loss in the Parent Company, amounting to SEK 47,563,206.39, be charged against the share premium reserve. No dividends to the shareholders are proposed.

For additional information about the company's results and financial position, please refer to the following income statements, balance sheets and accompanying notes.

Amounts in SEK 000s	Note	Group 2003	Group 2002	Parent Company 2003	Parent Company 2002
Net sales	2	62,044	73,850	59,941	72,762
Cost of goods sold		–48,250	–59,895	–47,111	–58,355
Gross profit		**13,794**	**13,955**	**12,830**	**14,407**
Selling expenses	1, 4	–22,560	–22,865	–15,425	–18,287
Administrative expenses	1, 3, 4	–21,479	–21,216	–21,379	–19,884
Research and development costs	1, 4	–24,653	–14,740	–10,188	–10,159
Share in profit of associated company		5	–	–	–
Write-back of group receivable		–	–	13 919	12 227
Operating result		**–54,893**	**–44,866**	**–20,243**	**–21,696**
Result from participations in group companies	5	–	–	–5,324	–367
Result from participations in associated companies		–	–	–156	–
Result on the sale of other securities		741	–	741	–
Interest income and similar profit/loss items	6, 8	761	2,923	2,777	5,931
Interest expenses and similar profit/loss items	7, 8	–3,184	–4,583	–25,358	–30,269
Result after net financial items		**–56,575**	**–46,526**	**–47,563**	**–46,401**
Tax on result for the year	9	–83	–	–	–
Minority share in result		4,285	–		
Net result for the year		**–52,373**	**–46,526**	**–47,563**	**–46,401**

Earnings per share	2003	2002	2003	2002
Earnings per share, SEK	–0.16	–0.16	–	–
Earnings per share after dilution, SEK	–0.16	–0.16	–	–
Number of shares (millions)	335.5	299.9	–	–
Number of shares (millions) after dilution[1]	562.6	355.7	–	–

Quarterly data for the Group in 2003

Amounts in SEK M unless otherwise stated	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Orders received	2.2	7.4	5.0	8.6
Net sales	13.4	14.4	15.0	19.2
Operating result	–16.5	–13.0	–13.1	–12.3
Result after net financial items	–16.3	–14.2	–11.0	–10.9
Earnings per share after tax, SEK	–0.05	–0.04	–0.03	–0.03

[1] Warrants with an exercise price exceeding the market price on 31 December 2003 have not been included in the calculation. Consequently, the calculation includes the warrant programme TO8B corresponding to a maximum of 110,760,016 newly issued shares.

[illegible]

Financial year ending 31 December

		Group		Parent Company	
Amounts in SEK 000s	Note	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
ASSETS					
FIXED ASSETS					
Intangible assets	10				
Patents and licenses, industrial					
and marketing rights		12,916	15,918	11,206	13,447
Tangible assets	11				
Leasehold improvements		545	–	545	–
Plant and machinery		2,896	2,823	2,896	2,823
Equipment, tools, fixtures and fittings		906	753	582	580
Total tangible assets		**4,347**	**3,576**	**4,023**	**3,403**
Financial assets	12				
Participations in group companies		–	–	6,021	6,313
Total fixed assets		**17,263**	**19,494**	**21,250**	**23,163**
CURRENT ASSETS					
Inventories	13	10,442	10,006	10,360	9,981
Current receivables					
Accounts receivable		13,818	16,710	12,109	16,710
Receivables from group companies		–	–	10,259	1,220
Tax receivables		21	–	–	–
Other receivables		17,254	8,603	14,824	7,286
Deferred expenses and accrued income	14	1,675	1,694	1,645	1,694
Total current receivables		**32,768**	**27,007**	**38,837**	**26,910**
Short-term investments	15	48,555	55,000	44,770	55,000
Cash and bank balances		17,848	15,544	14,329	13,581
Total current assets		**109,613**	**107,557**	**108,296**	**105,472**
TOTAL ASSETS		**126,876**	**127,051**	**129,546**	**128,635**

Amounts in SEK 000s	Note	Group 31 Dec. 2003	Group 31 Dec. 2002	Parent Company 31 Dec. 2003	Parent Company 31 Dec. 2002
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES					
SHAREHOLDERS' EQUITY	16				
Restricted equity					
Share capital		33,228	33,223	33,228	33,223
New share issue in progress		51,320	–	51,320	–
Share premium reserve		108,776	269,633	52,306	173,110
		193,324	**302,856**	**136,854**	**206,333**
Accumulated deficit					
Accumulated deficit		–53,498	–168,342	–	–74,488
Net result for the year		–52,373	–46,526	–47,563	–46,401
		–105,871	**–214,868**	**–47,563**	**–120,889**
Total shareholders' equity		**87,453**	**87,988**	**89,291**	**85,444**
MINORITY INTEREST		1,878	–	–	–
PROVISIONS	17				
Guarantee provisions		3,855	6,624	3,855	6,624
LONG-TERM LIABILITIES					
Liabilities to group companies		–	–	5,113	5,020
CURRENT LIABILITIES					
Accounts payable		15,992	10,511	15,432	10,257
Liabilities to group companies		–	–	5,183	6,313
Tax liabilities		80	–	–	–
Other liabilities		1,969	–	430	–
Accrued expenses and deferred income	18	15,649	21,928	10,242	14,977
Total current liabilities		**33,690**	**32,439**	**31,287**	**31,547**
TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES		**126,876**	**127,051**	**129,546**	**128,635**
Pledged assets	19	**10,733**	**33,925**	**10,733**	**33,925**
Contingent liabilities	19	**544**	–	**544**	–

of changes in equity

Amounts in SEK 000s	Group			Parent Company		
	Share capital	Restricted reserves	Acc. deficit	Share capital	Restricted reserves	Acc. deficit
Opening balance, 1 January 2002	23,856	236,056	–216,742	23,856	90,671	–74,488
New share issue, price SEK 1.15	9,367	81,749		9,367	81,749	
Transfers between restricted and						
non-restricted equity		368	–368			
Employee warrant programme		306			690	
Net result for the year			–46,526			–46,401
The year's translation difference		–48 836	48 773			
Closing balance, 31 December 2002	**33,223**	**269,643**	**–214,863**	**33,223**	**173,110**	**–120,889**
New share issue after issue expenses		51,320			51,320	
Transfers between restricted and						
non-restricted equity		–120,889	120,889		–120,889	120,889
Warrant programme	5	85		5	85	
Net result for the year			–52,373			–47,563
The year's translation difference		–40,063	40,476			
Closing balance, 31 December 2003	**33,228**	**160,096**	**–105,871**	**33,228**	**103,626**	**–47,563**

For additional information, see Note 16.

	Group		Parent Company	
Amounts in SEK 000s	2003	2002	2003	2002
Operating activities				
Result after financial items	–56,575	–46,526	–47,563	–46,401
Adjustment for non-cash items, etc.	2,880	3,164	7,780	3,586
Paid tax	–	–	–	–
Cash flow from operating activities				
before changes in working capital	**–53,695**	**–43,362**	**–39,783**	**–42,815**
Cash flow from changes in working capital				
Change in inventories	–436	2,847	–379	2,684
Change in operating receivables	1,200	–17,596	–5,188	911
Change in operating liabilities	2,923	–11,201	–181	–3,605
	3,687	–25,950	–5,748	–10
Cash flow from operating activities	**–50,008**	**–69,312**	**–45,531**	**–42,825**
Investing activities				
Shareholder contributions rendered	–	–	–5,012	–
Sale of business segment	–1,755	–645	–	–
Acquisition of subsidiary	208	–	–244	–
Sale of subsidiary/associated company	70	–	70	–
Sale of tangible assets	–2,817	–2,202	–2,595	–1,996
Machinery and equipment	86	–	86	–
Cash flow from investing activities	**–4,208**	**–2,847**	**–7,695**	**–1,996**
Financing activities				
New share issue[1]	44,597	91,116	44,597	91,116
Employee warrants	90	306	90	306
Shareholder contributions from minority	6,107	–	–	–
Amortisation of loans and long-term liabilities	–	–21,335	–	–21,335
Cash flow from financing activities	**50,794**	**70,087**	**44,687**	**70,087**
Cash flow for the year	**–3,422**	**–2,072**	**–8,539**	**25,266**
Liquid assets, opening balance	70,544	72,822	68,580	43,314
Exchange rate difference in liquid assets	–719	–206	–942	–
Liquid assets, closing balance	**66,403**	**70,544**	**59,099**	**68,580**

[1] SEK 6.7 M of the issue proceeds were received in January 2004.

Supplementary information

to the cash flow statement

Amounts in SEK 000s	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Interest				
Interest received	531	1,825	531	1,825
Interest paid	–76	–700	–22	–693
Adjustment for non-cash items, etc.				
Depreciation	4,648	4,239	4,175	3,662
Write-ups and write-downs	–	–	–8,439	–19,220
Capital losses on the sale of fixed assets	–28	–	–28	–
Translation differences	1,029	1,309	16,726	25,247
Interest	–	683	–1,885	–3,214
Provisions	–2,769	–3,067	–2,769	–2,889
	2,880	3,164	7,780	3,586
Unutilised overdraft facilities				
Unutilised overdraft facilities amount to	2,805	3,088	2,805	3,088
Liquid assets				
Liquid assets include the following subcomponents:				
Short-term investments	48,555	55,000	44,770	55,000
Cash and bank balances	17,848	15,544	14,329	13,581
Less blocked funds	–200	–200	–200	–200
	66,203	70,344	58,899	68,381

The above items have been classified as liquid assets based on the fact that:
– they are associated with an insignificant risk for value fluctuations
– they can be easily converted into cash

Sale of business segments	2003	2002	2003	2002
Partial payment of liability for the sale of Intactix	–1,755	–645	–	–

Liabilities of SEK 4,689 (6,751) thousand remain.

Acquisition of subsidiaries	2003	2002	2003	2002
Acquired assets and liabilities				
Tangible assets	89	–	–	–
Operating receivables	238	–	–	–
Liquid assets	212	–	–	–
Total assets	539	–	–	–
Operating liabilities	400	–	–	–
Paid purchase sum[1]	4	–	–	–
Less: Liquid assets in the acquired operation	212	–	–	–
Effect on liquid assets	208	–	–	–

[1] The acquisition was carried out in two stages. In June Pricer acquired 10 per cent, SEK 4 thousand, and in November 41 per cent, SEK 240 thousand. According to the agreement, Pricer obtained a controlling interest in connection with the initial acquisition.

and notes to the financial statements

(Amounts in SEK 000s unless otherwise stated. The Group and the Parent Company are abbreviated as G and PC respectively.)

General accounting principles

The annual report has been prepared according to the Swedish Companies Act and the recommendations of the Swedish Financial Accounting Standards Council, including statements from the Urgent Issues Task Force. As of 1 January 2003, the following new recommendations are applied: RR2 Inventories, RR22 Presentation of financial statements, RR25 Segment reporting, RR26 Events after the balance sheet date, RR27 Financial instruments – disclosures and presentation, and RR28 Government assistance. The application of these recommendations has not had any material effect on the company's results, position or comparative periods.

Registered office

Pricer AB conducts operations in the form of a public limited company and has its registered office in Sollentuna, Sweden. The address of the head office is Bergkällavägen 20–22, SE-192 79 Sollentuna, Sweden.

Operations

The company develops, manufactures and markets computer-based equipment and price systems primarily for the retail trade.

Segment reporting

The Group's internal reporting system is based on follow-up of return on the Group's products and services, for which reason the business segments constitute the primary basis for segment reporting. Pricer currently conducts operations in only one business segment. Geographical segments are the Group's secondary basis for segment reporting, and information about income is reported according to the location of the customers.

Classification

Fixed assets and long-term liabilities consist only of the amounts that are expected to be received (settled) more than 12 months after the balance sheet date. Current assets and current liabilities consist only of amounts that will be received (settled) within 12 months from the balance sheet date. Provisions are disclosed in the note if the amounts are expected to be paid after more than twelve months from the balance sheet date.

Valuation principles, etc.

Assets, provisions and liabilities have been reported at acquisition value unless otherwise stated below.

Intangible assets

All research and development costs are expensed as incurred. These costs are reported as an asset only when it has been demonstrated how the assets will generate future economic benefits for the company.

Other intangible assets acquired by the company are reported at acquisition value less accumulated amortisation and write-downs. Additional costs for an intangible asset are added to the acquisition value only if they increase the future economic benefits. All other costs are expensed as incurred.

Depreciation principles

Depreciation/amortisation according to plan is based on the original acquisition value and is carried out straight-line over estimated economic life of the asset. The need for a write-down is assessed according to the rules in the Swedish Financial Accounting Standards Council's recommendation RR17 if impairment is indicated. The following depreciation/amortisation periods are applied by the Group and the Parent Company:

	Economic life	
	Group	**Parent Company**
Industrial rights	5 yrs	
Patents and licenses	5–12 yrs	5–12 yrs
Leasehold improvements	3 yrs	3 yrs
Plant and machinery	3–5 yrs	3–5 yrs
Equipment, tools, fixtures and fittings	3–5 yrs	3–5 yrs

Patents and licenses are written off over their respective periods of validity, which exceeded five years in certain cases.

Impairment

The Swedish Financial Accounting Standards Council's recommendation RR17 Impairment has been applied. The carrying amount of the Group's assets is verified in connection with every closing day to determine whether there is any indication of a need for write-downs. If impairment of an asset is indicated, the recoverable value of the asset is calculated as the higher of its net selling price and value in use. An impairment loss is recognised if the recoverable value falls below the carrying amount. Value in use is calculated by discounting the present value of estimated future cash flows at a rate proportional to the risk attached to the asset in question. For an asset that does not generate any cash flow independently from other assets, recoverable value is calculated for the smallest identifiable cash-generating unit to which the asset belongs.

An impairment loss is reversed if there has been a change in the calculations used to determine recoverable value. A reversal is made only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been reported, with a deduction for depreciation, if no impairment loss had been recognised.

Receivables

Receivables have been reported at the amount in which they are expected to be received, following a case-by-case assessment.

Receivables and liabilities in foreign currency

Receivables and liabilities in foreign currency are reported at the exchange rate on the balance sheet date according to the Swedish Financial Accounting Standards Council's recommendation RR8. Exchange rate differences on operating receivables and liabilities are charged to the operating result, while differences on financial receivables and liabilities are reported among financial items. To a certain extent, the Group uses forward agreements to reduce the risk of exchange rate fluctuations. In cases where operating receivables or liabilities are hedged through forward agreements, they are translated at the forward rate. No such outstanding forward agreements existed on the balance sheet date of 31 December 2003. A forward agreement is an agreement between two parties to buy or sell a currency at a predetermined price on a future date.

As of 2001, the Parent Company's receivable from the subsidiary Pricer Inc. is regarded as a permanent part of financing, and the translation difference is therefore taken directly to shareholders' equity in the consolidated accounts.

Inventories

Inventories are valued according to the Swedish Financial Accounting Standards Council's recommendation RR2 and are reported at the lower of cost according to the first-in-first-out principle (FIFO) and net realisable value. An allowance is made for obsolescence.

Short-term investments, cash and bank

Short-term investments are reported at the lower of cost and net realisable value in accordance with the Annual Accounts Act. In 2003 the definition has been changed to include short-term bank deposits. The comparative year 2002 has been changed.

Financial instruments

Transactions with securities are reported on the settlement date. Forward gains or losses are reported in net financial items.

Tax

The company and the Group apply the Swedish Financial Accounting Standards Council's recommendation RR9 Income taxes. Total tax consists of current tax and deferred tax.

Taxes are reported in the income statement except for when the underlying transaction is reported directly against shareholders' equity, in which case the related tax effect is reported under shareholders' equity. Current tax consists of tax to be paid or received during the year and adjustments in current tax from earlier periods.

Deferred tax is computed according to the balance sheet method, on the basis of temporary differences between the book and tax values of assets and liabilities. These amounts are calculated based on how the temporary differences are expected to be equalised, and with the application of the tax rates and tax rules which have been decided or announced on closing day. Temporary differences are not included in consolidated goodwill or in differences attributable to participations in subsidiaries and associated companies which are not expected to be taxed in the foreseeable future. In juridical persons, untaxed reserves are reported including deferred tax liabilities. In the consolidated accounts, untaxed reserves are divided between deferred tax liabilities and shareholders' equity. Deferred income tax receivables in deductible temporary differences and loss carryforwards are reported only if it is likely that they will be utilised in the future.

Provisions

According to recommendation RR16 Provisions, contingent liabilities and contingent assets, provisions for product guarantees are recognised when the product has been sold.

Contingent liabilities

A contingent liability is recognised as a memorandum item on the balance sheet when there is a possible obligation resulting from a past event whose existence is confirmed only by the occurrence or non-occurrence of one or two uncertain future events which are not entirely within the company's control.

Revenue recognition

Revenue is reported according to recommendation RR11 Revenue. Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the seller; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue includes only the gross inflow of economic benefits receivable by the company on its own account. Revenue from the sale of goods is recognised when the company has transferred to the buyer the significant risks and rewards of ownership and the company retains no effective control over the goods sold. Revenue is measured at the fair value of the consideration receivable with a deduction for customer discounts. Consideration is received in the form of liquid assets and the recognised revenue consists of such consideration. The criteria for revenue recognition are applied to each transaction on an individual basis.

Leasing

In the consolidated accounts, leases are classified as either finance or operating leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership. All other leases are classified as operating leases. In accordance with the Swedish Financial Accounting Standards Council's recommendation RR6, the Parent Company's finance leases entered before 1997 are not reported in the Group. Furthermore, all leases in the Parent Company and the Group are reported as operating leases.

Associated companies

Participations in associated companies, where the Group controls at least 20 per cent and at most 50 per cent of the votes or otherwise exerts a substantial influence over financial and operating policies of the company's management, are reported according to the equity method.

Write-back of group receivable

The Swedish Financial Accounting Standards Council's recommendation RR4, whereby all events and transactions of material significance are specified within the respective income statement item. In the income statement, the write-back of a group receivable has been taken up as a transaction of material significance. It has arisen due to exchange rate fluctuations in the Parent Company's claim on Pricer Inc.

Consolidated financial statements

The consolidated accounts have been prepared in accordance with Swedish Financial Accounting Standards Council's recommendation RR1:00. Subsidiaries in which the Parent Company directly or indirectly holds more than 50 per cent of the votes or otherwise controls the financial and operating policies of the company's management are reported according to the purchase method, with the exception of Pricer Communication AB.

The pooling of interests method has been utilised for the consolidation of Pricer Communication AB. Since Pricer Communications' ownership structure was basically identical to Pricer AB's, the company's owners eventually found it natural to integrate business which was essentially conducted by the same organisation.

Elimination of intra-group transactions

Intra-group receivables and liabilities and transactions between companies in the group, as well as the related unrealised profits, are eliminated in full.

Translation of foreign subsidiaries

The financial statements of Intactix, Pricer S.A., Pricer Inc. and Appulse Ltd. have been translated according to the current method, since these subsidiaries are regarded as independent in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 8. For Appulse, the reporting currency is USD. Translation from INR to USD has been carried out according to the current method.

The current method means that all assets, provision and liabilities are translated at the closing day rate, while all items in the income statement are translated at the average rate of exchange during the year. Any translation differences are taken directly to shareholders' equity.

Pricer GmbH, which is now essentially dormant, has been classified as a so-called integrated enterprise and translated according to the monetary/non-monetary method.

Shareholder contributions

Shareholder contributions are reported according to the Urgent Issues Task Force's statement URA 7. Shareholder contributions have thus been taken to shareholders' equity in the subsidiary and capitalised in the participations held by the Parent Company to the extent that no write-down is required.

Application of accounting principles

Presentation of financial statements

In accordance with RR22 Presentation of financial statements, the comparative information in the financial statements has been adjusted according to the requirements stated in the recommendation. Comments pertaining to the previous period or periods are provided when these are of significance in understanding the financial statements for the period under review.

Financial instruments

Since no comparative information for earlier periods is available, no comparative figures for the supplementary information have been provided for earlier periods. Consequently, the comparative figures in the income statements and balance sheets have not been translated according to recommendation RR27 Financial instruments: Disclosure and presentation.

Group information

Of the Parent Company's total purchases and sales measured in SEK, 2 per cent of the purchases and 7 per cent of the sales refer to other companies in the entire corporate group to which the company belongs.

Disclosure of the period's acquisitions

In June 2003 Pricer acquired 10 per cent and in November 2003 an additional 41 per cent of Appulse Retail Software Solution Pvt. Ltd. in New Delhi, India. The company is specialised in development of software for the retail trade. The company's reporting currency is USD and has been translated according to the current method in the consolidated financial statements, see above under "translation of foreign subsidiaries".

Related parties

The Parent Company has related parties which exercise a controlling influence over their subsidiaries, see Note 13.

In connection with the new share issue in 2003, the company signed subscription guarantees with Sagri Development AB and

Martin Bjäringer, board member of Pricer AB, among others. The representative for Sagri Development AB is Salvatore Grimaldi, who is also Chairman of Pricer AB.

Board members in Pricer AB control 16 per cent of the votes in Pricer AB.

For information about salaries and other remuneration, costs and obligations pertaining to pensions and similar benefits, severance pay agreements and loans to members of the Board and the CEO, see Note 1.

Note 1

Employees and personnel costs

Average number of employees

	2003		2002	
	Number	**Of whom, men**	**Number**	**Of whom, men**
Parent Company				
Sweden	32	65%	33	75%
Subsidiaries				
Sweden	1	100%	–	–
USA	–	–	1	0%
India	6	46%	–	–
France	3	83%	1	100%
Total Group	**42**	**68%**	**35**	**74%**

Gender distribution in executive management on balance sheet date

	G 2003	G 2002	PC 2003	PC 2002
	% of women	**% of women**	**% of women**	**% of women**
Board	16	0	20	0
Other senior executives	10	17	25	20

Salary, other remuneration and social security expenses

	2003		2002	
	Salary and remun.	**Social sec. exp.**	**Salary and remun.**	**Social sec. exp.**
Parent Company	18,799	8,646	19,034	9,097
Of which, pension cost		(2,093)		(1,909)
Subsidiaries	4,566	1,549	1,650	649
Of which, pension cost		(49)		(115)
Total Group	23,365	10,195	20,684	9,746
Of which, pension cost [1]		(2,142)		(2,024)

[1] Of the Parent Company's and Group's pension costs, 636 (636) thousand relates to the group composed of the Board of Directors and CEO.

The company's outstanding pension commitments to these executives amount to 0 (0).

Salary and remuneration by country, and breakdown between Board members, etc. and other employees

	2003		2002	
	Board and CEO	**Other employees**	**Board and CEO**	**Other employees**
Parent Company				
Sweden	4,309	14,490	4,093	14,869
Of which bonus, etc.	(1,250)	(467)	(1,278)	(1,675)
Denmark	–	–	–	72
Total Parent Company	**4,309**	**14,490**	**4,093**	**14,941**
Subsidiaries in Sweden	–	1,189	–	–
(Of which bonus, etc.)				
Subsidiaries abroad				
USA	–	–	–	642
France	–	2,683	–	1,008
(Of which bonus, etc.)	–	(188)	–	–
India	225	469	–	–
Total subsidiaries	225	4,341	–	1,650
Total Group	**4,534**	**18,831**	**4,093**	**16,591**

Of salary and remuneration paid to other employees in the Group, SEK 4,162 (3,031) thousand refers to senior executives other than the Board and CEO.

Severance pay

During the year, the company signed a severance pay agreement with one member of the executive management.

The agreement grants entitlement to compensation in the form of a monthly salary for a period of nine (9) months starting on 1 July 2003.

Sickness absence	**Parent Company 1 July – 31 Dec. 2003**
Total sickness absence as a % of regular working hours	0.6%
Share of total sickness absence lasting for 60 days or more	0.0%
Sickness absence by gender:	
Men	0.7%
Women	0.6%
Sickness absence by age group:	
29 years or younger	1.1%
30–49 years	0.4%
50 years or older	0.8%

Remuneration and benefits of senior executives

Remuneration principles

Remuneration to the members of the Board is paid according to the decision of the Annual General Meeting. The Board has authorised the Chairman to negotiate with the CEO regarding salary and other benefits. The salary and benefits of senior executives reporting directly to the CEO are determined by the CEO after consultation with the Chairman.

Remuneration and benefits

Directors' fees in the Parent Company amounted to SEK 220 (170) thousand, of whom the Chairman was paid fees of SEK 70 (70) thousand. No other remuneration, aside from compensation for outlays, was paid to the Board.

Salary and remuneration to the CEO was expensed in a total amount of SEK 4,088 (3,923) thousand, including bonuses of SEK 1,250 (1,278) thousand. The CEO's bonus for 2003 was based to 50 per cent on the Group's operating result and to 50 per cent on the fulfilment of individual goals set by the Chairman. Pension costs amounted to SEK 636 (636) thousand.

The CEO has pension insurance equivalent to 25 per cent of fixed salary. Furthermore, an additional healthcare insurance is paid. The CEO may retire at the age of 60 years at the earliest (CEO born in 1949). The CEO receives pension lifelong. The Managing Director of the subsidiary Appulse Ltd. was paid salary and remuneration amounting to a total of SEK 225 (0) thousand.

Salary and remuneration to the other senior executives in the Parent Company was expensed in a total amount of SEK 2,697 (3,031) thousand, of which bonuses of SEK 438 (573) thousand and from which severance pay has been deducted. For other senior executives, the bonus for 2003 was based to 50 per cent on the Group's operating result and to 50 per cent on individual goals. Pension costs amounted to SEK 404 (424) thousand.

Other senior executives have pension insurance with varying premiums from the corresponding ITP plan equivalent to 20 per cent of fixed cash salary.

Salary and remuneration to other senior executives in the Group was expensed in a total amount of SEK 4,162 (3,031) thousand, of which bonuses of SEK 608 (573) thousand.

The CEO has a notice period of 24 months in the event of termination by the company, and six months when initiated by the CEO. Full salary and contracted pension benefits are paid during the notice period. For other senior executives, the period of notice is six months. In the event of termination by the company, salary is paid during the notice period.

Subscription warrants and shares

As of 31 December 2003 the CEO held 370,000 class B shares and 200,000 subscription warrants from the program TO7B expiring on 30 April 2005 with an exercise price of SEK 1.79.

As of 31 December 2003, senior executives in the Parent Company held 17,731 class B shares and 250,000 subscription warrants from the program TO7B expiring on 30 April 2005 with an exercise price of SEK 1.79.

As of 31 December 2003, other senior executives in the Group held 17,731 class B shares and 400,000 subscription warrants from the program TO7B expiring on 30 April 2005 with an exercise price of SEK 1.79.

Loans to senior executives

No loans, guarantees or sureties have been issued on behalf of members of the Board or senior executives in the Group. There are no past or present business transactions between the company and members of its Board, Management or Auditors other than those described in this document.

Employee warrant programme

Pricer's share-related plans consist of two warrant programmes.

No loans or guarantees have been issued with respect to the current warrant programme.

The subscription warrants have been issued at market-based value.

Note 2

Net sales and reporting by segment

All revenue in the Group and the Parent Company refers to the ESL system.

The primary basis for segmentation consists of business segments. The Group works with only one business segment.

The secondary segmentation consists of geographical segments. Net sales refer only to external sales.

Net sales by geographical market

	G 2003	G 2002	PC 2003	PC 2002
Nordic countries	6,705	13,892	6,705	13,892
Rest of Europe	19,869	24,443	17,766	23,355
Asia	33,346	35,298	33,346	35,298
Other	2,124	217	2,124	217
Total	**62,044**	**73,850**	**59,941**	**72,762**

Note 3

Fees and remuneration to the auditors

	G 2003	G 2002
Fees to KPMG		
Audit work	955	929
Other services	125	159
Fees to Bholusaria Associates		
Audit work	11	–
Other services	17	–
Fees to Michel Bohidanowicz		
Audit work	36	–
Total	**1,144**	**1,088**

	PC 2003	PC 2002
Fees to KPMG		
Audit work	955	929
Other services	125	159
Total	**1,080**	**1,088**

Note 4

Depreciation/amortisation of tangible and intangible assets

	G 2003	G 2002	PC 2003	PC 2002
Depreciation/amortisation by class of asset				
Patent, license, industrial and marketing rights	2,605	2,679	2,241	2,241
Leasehold improvements	312	–	312	–
Plant and machinery	1,204	949	1,204	949
Equipment, tools, fixtures and fittings	527	621	418	553
Total	**4,648**	**4,249**	**4,175**	**3,743**
Depreciation/amortisation according to plan by function				
Cost of goods sold	2,615	2,861	2,225	2,390
Selling expenses	417	122	339	87
Administrative expenses	658	403	658	403
Research and development costs	958	863	953	863
Total	**4,648**	**4,249**	**4,175**	**3,743**

Note 5

Result from participations in group companies

	G 2003	G 2002	PC 2003	PC 2002
Write-down of shares in PRCR Explorative Research AB	–	–	–5,015	–
Write-down of shares in Pricer Communication	–	–	–288	–
Other write-downs	–	–	–21	–
Total	**–**	**–**	**–5,324**	**–**

Note 6

Interest income and similar profit/loss items

	G 2003	G 2002	PC 2003	PC 2002
Interest income	527	2,178	526	1,135
Interest income, group companies	–	–	1,885	3,150
Exchange rate gains	234	745	366	1,646
Total	**761**	**2,923**	**2,777**	**5,931**

Note 7

Interest expenses and similar profit/loss items

	G 2003	G 2002	PC 2003	PC 2002
Interest expenses	–76	–704	–22	–704
Exchange rate losses	–3,108	–3,693	–25,336	–29,379
Other	–	–186	–	–186
Total	**–3,184**	**–4,583**	**–25,358**	**–30,269**

Note 8

Exchange rate differences with an effect on the operating result

	G 2003	G 2002	PC 2003	PC 2002
Exchange rate differences with an effect on the operating result	–304	–734	–304	–734
Financial exchange rate differences	–2,874	–2,948	–24,970	–27,733
Total	**–3,178**	**–3,682**	**–25,274**	**–28,467**

Note 9

Tax on result for the year

	G 2003	G 2002	PC 2003	PC 2002
Tax on result for the year	–83	–	–	–
Total	**–83**	–	–	–

Non-reported deferred tax receivables

Deductible temporary differences and tax-based loss carryforwards for which no deferred tax receivables have been reported in the income statements and balance sheets:

SEK 000s	G 2003	G 2002	PC 2003	PC 2002
Deductible temporary differences	373	791	373	791

Note 9, cont'd

SEK M	G 2003	G 2002	PC 2003	PC 2002
Tax-based loss carry-forwards	1,116	1,076	844	777

The tax-based loss carryforwards are mainly attributable to the Parent Company. The opportunities to fully utilise these loss carryforwards in Pricer Inc. are associated with some uncertainty as to the date and amount.

The deductible temporary differences expire within a period of one to two years. No deferred tax receivable has been reported for these items since it is not sufficiently probable that the loss carryforwards can be settled against future taxable profits.

Settlement of effective tax	**Per cent**	**1 Jan.–31 Dec. 2003**	**Per cent**	**1 Jan.–31 Dec. 2002**
Group				
Result before tax		–56,575		–46,526
Tax according to applicable tax rate for the Parent Company	28.0	15,841	28.0	13,027
Effect of other tax rates for foreign subsidiaries	2.4	1,380	2.8	1,300
Non-deductible expenses	–0.2	–131	–3.0	–1,404
Effect of issue expenses charged against shareholders' equity	2.0	1,138	11.4	5,290
Tax free income	0.5	278	6.4	2,977
Increase in loss carryforward without corresponding capitalisation of deferred tax	–32.8	–18,589	–45.6	–21,190
Reported effective tax	**–0.1**	**–83**	**0.0**	**–**
Parent company				
Result before tax		–47,563		–46,401
Tax according to applicable tax rate for the Parent Company	28.0	13,318	28.0	12,992
Non-deductible expenses	–0.3	–131	–3.0	–1,404
Effect of issue expenses charged against shareholders' equity	2.4	1,138	11.4	5,290
Effect of write-back of previous write-down	8.2	3,913	9.9	4,615
Tax-free income	0.6	278	6.4	2,977
Increase in loss carryforward without corresponding capitalisation of deferred tax	–38.9	–18,516	–52.7	–24,470
Reported effective tax	**0.0**	**–**	**0.0**	**–**

Note 10

Intangible assets

	G 2003	G 2002	PC 2003	PC 2002
Patents and licenses				
Accumulated acquisition values				
Opening balance	37,015	38,080	31,893	31,893
The year's translation differences	–1,621	–1,065	–	–
	35,394	37,015	31,893	31,893
Accumulated amortisation according to plan				
Opening balance	–21,097	–18,925	–18,446	–16,205
The year's amortisation according to plan	–2,605	–2,679	–2,241	–2,241
The year's translation differences	1,224	507	–	–
	–22,478	–21,097	–20,687	–18,446
Planned residual value, patents and licenses	**12,916**	**15,918**	**11,206**	**13,447**

Note 10, cont'd

	G 2003	G 2002	PC 2003	PC 2002
Industrial rights				
Accumulated acquisition values				
Opening balance	14,974	18,088	–	–
The year's translation differences	–2,630	–3,114	–	–
	12,344	14,974	–	–
Accumulated amortisation according to plan				
Opening balance	–14,974	–18,088	–	–
The year's amortisation according to plan			–	–
The year's translation differences	2,630	3,114	–	–
	–12,344	–14,974	–	–
Planned residual value, industrial rights	**0**	**0**	–	–

Note 10, cont'd

	G 2003	G 2002	PC 2003	PC 2002
Marketing rights				
Accumulated acquisition values				
Opening balance	256,458	309,784	–	–
The year's translation differences	–45,044	–53,326	–	–
	211,414	256,458	–	–
Accumulated amortisation according to plan				
Opening balance	–256,458	–309,784	–	–
Amortisation	–	–	–	–
The year's translation differences	45,044	53,326	–	–
Write-down			–	–
	–211,414	–256,458	–	–
Planned residual value, marketing rights	**0**	**0**	**–**	**–**

Note 11

Tangible assets

	G 2003	G 2002	PC 2003	PC 2002
Leasehold improvements				
Accumulated acquisition values				
Opening balance	–	–	–	–
Reclassifications	857	–	857	–
Sales and disposals	–	–	–	–
Acquisitions	–	–	–	–
	857	–	857	–
Accumulated depreciation according to plan				
Opening balance	–	–	–	–
Sales and disposals	–	–	–	–
The year's depreciation	–312	–	–312	–
Planned residual value, leasehold improvements	**545**	**–**	**545**	**–**
Plant and machinery				
Accumulated acquisition values				
Opening balance	19,840	18,046	19,840	18,046
Acquisitions	2,175	1,794	2,175	1,794
Sales and disposals	–67	–	–67	–
Reclassifications	–857	–	–857	–
	21,091	19,840	21,091	19,840
Accumulated depreciation according to plan				
Opening balance	–17,017	–16,068	–17,017	–16,068
Sales and disposals	26	–	26	–
The year's depreciation	–1,204	–949	–1,204	–949
	–18,195	–17,017	–18,195	–17,017
Planned residual value, plant and machinery	**2,896**	**2,823**	**2,896**	**2,823**

Note 11, cont'd

	G 2003	G 2002	PC 2003	PC 2002
Equipment, tools, fixtures and fittings				
Accumulated acquisition values				
Opening balance	10,022	9,631	9,736	9,534
Acquisitions	642	408	420	202
Acquisition of subsidiary	95	–	–	–
Sales and disposals	–2	–	–	–
The year's translation differences	–60	–17	–	–
	10,697	10,022	10,156	9,736
Accumulated depreciation according to plan				
Opening balance	–9,269	–8,656	–9,156	–8,603
Acquisition of subsidiary	–6	–	–	–
Sales and disposals	1	–	–	–
The year's depreciation	–527	–621	–418	–553
The year's translation differences	10	8	–	–
	–9,791	–9,269	–9,574	–9,156
Planned residual value, equipment, tools, fixtures and fittings	**906**	**753**	**582**	**580**

Future minimum leasing charges attributable to non-terminable operating leases fall due for payment as follows:

Within 1 year	195	137	195	137
Between 1 and 5 years	240	207	240	207

Note 12

Financial assets

	G 2003	G 2002	PC 2003	PC 2002
Participations in group companies				
Accumulated acquisition values				
Opening balance	–	–	654,710	654,710
Aquisitions	–	–	244	–
Shareholder contribution, PIER AB	–	–	5,013	–
Sale	–	–	–65	–
	–	–	659,902	654,710
Write-downs				
Opening balance	–	–	–648,557	–648,190
The year's write-downs	–	–	–5,324	–367
	–	–	–653,881	–648,557
Book value, participations in group companies	**–**	**–**	**6,021**	**6,153**
Participations in associated companies				
Accumulated acquisition values				
Opening balance	160	160	160	160
Sale	–160	–	–160	–
	0	160	0	160
Accumulated write-downs				
Opening balance	–160	–160	–	–
The year's write-downs	–	–	–156	–
Write-back of write-down	160	–	156	–
	0	–160	0	–
Book value, participations *in associated companies*	***0***	***0***	***0***	***160***

Note 12, cont'd

Specification of Parent company shareholdings and participations in group companies:

Group company/Corp.reg.no./Registered office	% of shares	No. of shares/ participations	Currency	Book value
Pricer Inc., Dallas, USA	100	223,000	USD	0
Pricer S.A., Paris, France	100	2,500	EUR	338
Pricer Communication AB (556450-7563), Uppsala, Sweden	100	100,000	SEK	5,004
Intactix International, Inc, Irving, Texas, USA	100		USD	0
Intactix International Gmbh, Hamburg, Germany	100		DEM	0
Intactix International Ltd, Guildford, England	100		GBP	0
Pricer Intactix BV, Hoorn, the Netherlands	100		NLG	0
Pricer Intactix International South Africa Pty Ltd Johannesburg, South Africa	100		ZAR	0
PRCR Explorative Research AB, 556454-7098, Uppsala, Sweden undergoing name change of Pricer Ishida Explorative Research (PIER) AB	50	130	SEK	65
Appulse Retail Software Solutions Pvt Ltd, New Dehli, India	51	18,735	INR	244
Dormant companies				370
				6,021

Note 13

Inventories

	G 2003	G 2002	PC 2003	PC 2002
Raw materials and consumables	655	3,418	655	3,418
Finished goods and goods for resale	9,787	6,588	9,705	6,563
Total	***10,442***	***10,006***	***10,360***	***9,981***

Note 14

Deferred expenses and accrued income

	G 2003	G 2002	PC 2003	PC 2002
Rents	255	282	255	282
Product-related costs	783	–	783	–
Other	335	192	305	192
Accrued interest income	302	1,220	302	1,220
Total	***1,675***	***1,694***	***1,645***	***1,694***

Note 15

Short-term investments

	G 2003		PC 2003	
	Market value or similar	**Reported value**	**Market value or similar**	**Reported value**
Fixed-income investment	43,785	43,785	40,000	40,000
Money market fund	4,770	4,770	4,770	4,770
Total	**48,555**	**48,555**	**44,770**	**44,770**

Financial policy

The Group's operations are exposed to various types of financial risk arising as a result of fluctuations in earnings and cash flow due to movements in exchange and interest rates, as well as refinancing and credit risks.

Finance operations are governed by the Board of Directors' adopted financial policy. The Group's financial transactions are handled centrally by the Parent Company.

Currency policy and risk

The Group's payment flows in 2003 were principally denominated in USD and SEK. Pricer hedged a certain share of sales in 2003 through forward agreements.

On the balance sheet date, the Group had not hedged its transaction exposure through currency derivatives.

In 2003, a significant share of sales was denominated in a different currency than expenses. 77 per cent of sales were in USD, while 37 per cent of expenses were in USD.

Credit risk

Temporary excess liquidity may be invested only in instruments issued by institutions with the highest credit ratings and with established banking connections.

Note 16

Shareholders' equity

The number of shares at 31 December 2003 was 332,280,049, each with a par value of SEK 0.10.
Class A and B shares are distributed as follows:

Share class	No. of shares	Votes per share	No. of votes
Class A	2,308,291	5	11,541,455
Class B	329,971,758	1	329,971,758
Total	**332,280,049**		**341,513,213**
Issue of class B shares in progress	119,590,216	1	119,590,216
Total incl. issue in progress	**451,870,265**		**461,103,429**

Note 16, cont'd

The following warrants granting the right to subscribe for a corresponding number of new class B shares were issued by Pricer AB on 31 December 2003:

Date	Programme	Subscription period	No. of shares	Exercise price [3, 4]
Nov. '99	TO5B	1 Jan. '00 – 28 Feb. '04	2,500,000	4.27 [1]
Jun. '97	1997/2004	30 Sept. '97 – 31 Dec.'04	271,369	41.71 [2, 3,4]
Apr. '02	TO7B	1 May '03 – 30 Apr. '05	3,000,000	1.79 [4]
Dec.'03	TO8B	31 May '04 – 11 Jun. '04	110,760,016	0.50

[1] Exercise price: USD 5.73. The warrants were subscribed for by Intactix Acquisition Corp (now Intactix International, Inc.) with the intention of securing the option program taken over from Intactix in connection with Intactix Acquisition Corp.'s acquisition of Intactix. The exercise price has been adjusted with respect to the new share issue.

[2] 1,670,500 warrants are still not subscribed for.

[3] Subscribed for by Pricer Communication AB, after which the warrants were offered to employees in the Pricer Group.

[4] The market value of the warrants has been calculated according to the Black & Scholes method and is based on the average final price paid for the company's class B share on the O list of the Stockholm Stock Exchange during a period of one and two weeks, respectively, prior to establishment of the warrant programmes.

The Board of Directors has assessed that the market valuation of the respective subscription warrants has been carried out on market-based terms.

Restricted reserves

When shares are issued at a premium, i.e. when the price paid is higher than the par value of the shares, an amount equal to the excess received over the par value of issued shares is allocated to a share premium reserve. Issue expenses of SEK 4,060 thousand have been charged against the premium reserve.

Accumulated deficit

In the Parent Company, the accumulated deficit in 2002 was charged against the share premiums reserve. In the Group, the accumulated deficit includes the previous year's losses in the subsidiaries and the loss for the year.

Note 17

Provisions

	G 2003	G 2002	PC 2003	PC 2002
Reported value, opening balance	6,624	9,691	6,624	9,513
Provisions during the period	1,067	1,767	1,067	1,767
Amount utilised during the period	–2,780	–3,442	–2,780	–3,442
Unutilised amount reversed during the period	–1,056	–1,392	–1,056	–1,214
Reported value, closing balance	**3,855**	**6,624**	**3,855**	**6,624**
Amount in which provisions are expected to be paid after more than twelve months	2,300	3,442	2,300	3,442

Note 18

Accrued expenses and deferred income

	G 2003	G 2002	PC 2003	PC 2002
Accrued vacation pay	2,008	1,596	2,008	1,596
Accrued salaries	2,899	3,665	2,899	3,665
Social security expenses	2,040	1,094	1,466	1,094
Restructuring charges	1,060	1,641	1,060	1,641
Wind-up costs, Intactix	4,689	6,751	–	–
Accrued consulting fees	462	1,874	462	1,874
Other accrued expenses	2,491	5,307	2,347	5,107
Total	**15,649**	**21,928**	**10,242**	**14,977**

Note 19

Pledged assets

	G 2003	G 2002	PC 2003	PC 2002
To secure own liabilities and provisions				
Floating charge	10,533	33,725	10,533	33,725
Bank accounts	200	200	200	200
Total	**10,733**	**33,925**	**10,733**	**33,925**
Other pledged assets and collateral				
Bank guarantee	544	None	544	None
Total	**11,277**	**33,925**	**11,277**	**33,925**

The floating charge is a general security agreement.

Sollentuna, 8 March 2004

Salvatore Grimaldi
Chairman

Göran Lindén

Margareta Norell Bergendahl

Martin Bjäringer

Jan Forssjö
Chief Executive Officer

Our Audit Report was submitted on 8 March 2004

Per Bergman
Authorised Public Accountant

Kari Falk
Authorised Public Accountant

The income statements and balance sheets of the Parent company and the Group will be adopted by the Annual General Meeting on 13 May 2004.

To the Annual General Meeting of the shareholders of Pricer AB (publ)
Corporate identity number 556427-7993

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Pricer AB for the year 2003. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the loss for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Stockholm, 8 March 2004

Per Bergman
Authorised Public Accountant

Kari Falk
Authorised Public Accountant

Acid-test ratio
Total current assets excluding inventories as a percentage of total current liabilities and provisions.

Capital employed
Assets as stated in the balance sheet excluding interest-bearing assets less non interest-bearing liabilities and provisions.

Earnings per share
Profit after tax divided by the average number of outstanding shares.

Equity ratio
Shareholders' equity including minority share as a percentage of total assets.

Net debt/equity ratio
Net borrowings in relation to shareholders' equity.

Net loan debt
Interest-bearing liabilities less interest-bearing assets.

Net margin
Net profit as a percentage of net sales.

Operating cash flow
Cash flow from operating activities excluding items affecting comparability in the income statement and balance sheet.

Operating margin
Operating profit excluding items affecting comparability as a percentage of net sales.

P/S (price/sales) ratio
Share price on the balance sheet date divided by net sales per share.

Rate of capital turnover
Net sales for the year divided by average capital employed, calculated as the total of opening and closing balances divided by two.

Return on capital employed
Operating profit as a percentage of average capital employed, calculated as the total of opening and closing balances divided by two.

Return on equity
Net result excluding minority share as a percentage of average shareholders' equity, calculated as the total of opening and closing balances divided by two.

Shareholders' equity per share
Shareholders' equity divided by the number of shares on the balance sheet date.

Working capital
Non-interest bearing current assets less non-interest bearing current liabilities and provisions.

Appulse
Appulse Retail Software Solutions Private Limited, Pricer's subsidiary (51 per cent). Software company catering to the retail trade, based in New Delhi, India.

Ishida
Ishida Co. Ltd., Pricer's partner. World-leading Japanese company specialised in weighing solutions and packaging equipment for industry and the retail trade. Has a wide network of distributors both in and outside Japan.

PIER
Pricer Ishida Explorative Research (PIER) AB, Pricer's subsidiary (50 per cent). Company owned jointly by Pricer AB and Ishida Co. Ltd. Develops ESL systems using new technologies to meet future requirements, primarily in Japan, but also for other markets.

StoreNext
StoreNext Retail Technologies, Pricer's partner. Company owned jointly by Fujitsu Transaction Solutions and Retailix USA. StoreNext offers Point-of-Sale (PoS) systems for the retail trade and has a network of over 50 dealers across North America. Active in North America, Central America and the Caribbean.

Board, Management and Auditors

Board



Salvatori Grimaldi



Martin Bjäringer



Margareta Norell Bergendahl



Göran Lindén



Jan Forssjö

Management



Jan Forssjö



Marie Åström



Håkan Jonsson



Björn Nilsson



Charles Radisson-Jackson

BOARD

Salvatore Grimaldi
Born in 1945. Chairman. Board member since 1998. President and CEO of Grimaldi Industri AB. Chairman of boards within the Grimaldi Industri Group and 3nine AB. Board member of Direct Försäkringsmäklarna i Västerås AB. Shareholding: 2,110,600 class A shares and 60,967,098 class B shares (incl. companies). Holds warrants granting the right to subscribe for 14,862,674 class B shares.

Martin Bjäringer
Born in 1959. Board member since 2003. Senior Advisor, Alfred Berg Fondkommission AB. Chairman of Bevakningstjänst BT AB, Protect Data AB and Svenska Orient Linien AB. Board member of Resco AB. Shareholding: 3,926,504 class B shares (incl. company). Holds warrants granting the right to subscribe for 862,625 class B shares.

Margareta Norell Bergendahl
Born in 1951. Board member since 2003. Professor of Integrated Product Development, Royal Institute of Technology (KTH). Board member of VINNOVA, Hotell Birger Jarl AB and Fastighets AB Probitas. Shareholding: 13,000 class B shares.

Göran Lindén
Born in 1944. Board member since 1998. Chairman of Arca System AB, Gurlitta AB, Insplanet AB, Flodins Filter AB and ACT AB. Board member of Alpha Sweden AB, Castellum AB, Cycleurope AB, Wicander Förvaltning AB and the 6th National Pension Fund. Shareholding: 66,666 class B shares. Holds warrants granting the right to subscribe for 16,666 class B shares.

Jan Forssjö
Born in 1949. Board member since 2001. Chief Executive Officer. Shareholding: 376,666 class B shares. Holds warrants granting the right to subscribe for 206,666 class B shares.

Shareholdings as per 27 February 2004. Source: VPC's share register and other known conditions.

AUDITORS

Per Bergman
Born in 1946. Authorised Public Accountant, KPMG. Auditor for Pricer's since 1998.

Kari Falk
Born in 1952. Authorised Public Accountant, KPMG. Auditor for Pricer's since 2000 (Deputy Auditor since 1998).

DEPUTY AUDITORS

Lennart Jakobsson
Born in 1947. Authorised Public Accountant, KPMG. Deputy auditor for Pricer's since 1995.

Klas van Lienden
Born in 1964. Authorised Public Accountant, KPMG. Deputy auditor for Pricer's since 2000.

MANAGEMENT

Jan Forssjö
Born in 1949. Chief Executive Officer. Employed by Pricer since 2001. Shareholding: 376,666 class B shares. Holds warrants granting the right to subscribe for 206,666 class B shares.

Marie Åström
Born in 1959. Chief Financial Officer. Employed by Pricer since 2000. Shareholding: 6,666 class B shares. Holds warrants granting the right to subscribe for 51,666 class B shares.

Håkan Jonsson
Born in 1961. Vice President, Production. Employed by Pricer since 2001. Shareholding: 13,333 class B shares. Holds warrants granting the right to subscribe for 53,333 class B shares.

Björn Nilsson
Born in 1964. Vice President, R&D. Employed by Pricer since 1992. Shareholding: 2,731 class B shares. Holds warrants granting the right to subscribe for 150,000 class B shares.

Charles Radisson-Jackson
Born in 1963. Vice President, Sales & Marketing and Local Manager of Pricer S.A. Employed by Pricer since 2002. Shareholding: 0. Holds warrants granting the right to subscribe for 150,000 class B shares.

All amounts in SEK M unless otherwise stated	2003	2002	2001	2000[1]	1999
INCOME STATEMENT DATA					
Net sales, Pricer ESL system	62.0	73.9	36.4	29.9	113.2
Net sales, Intactix software	–	–	–	53.0	196.1
Cost of goods sold	–48.2	–59.9	–31.8	–37.0	–131.6
Gross profit	**13.8**	**14.0**	**4.6**	**45.9**	**177.7**
Selling expenses	–22.6	–22.9	–27.2	–61.1	–169.8
Administrative expenses	–21.5	–21.2	–46.3	–66.7	–80.8
Research and development costs	–24.6	–14.7	–16.8	–19.6	–55.6
Share in profit/loss of associated company	0.0	–	–	–	–
Items affecting comparability	–	–	–	–200.2	–56.6
Amortisation of goodwill and marketing and industrial rights	–	–	–	–16.8	–24.3
Operating result	**–54.9**	**–44.9**	**–85.7**	**–318.5**	**–209.4**
Net financial items, incl. items affecting comparability	–1.7	–1.7	41.2	10.7	–29.1
Result after net financial items	**–56.6**	**–46.5**	**–44.5**	**–307.8**	**–238.5**
Tax	–0.1	–	–	0.3	–0.4
Minority share in result for the year	4.3	–	–	–	–
Net result for the year	**–52.4**	**–46.5**	**–44.5**	**–307.5**	**–238.9**
BALANCE SHEET DATA					
Intangible assets	13.0	15.9	19.2	21.7	346.2
Tangible assets	4.3	3.6	2.9	3.9	20.3
Inventories	10.4	10.0	12.8	6.5	9.7
Accounts receivable	13.8	16.7	7.3	7.8	47.3
Cash and bank balances, short-term investments	66.4	70.5	72.8	169.2	124.9
Other current assets	18.9	10.3	5.4	5.9	12.1
Total assets	**126.8**	**127.0**	**120.4**	**215.0**	**560.6**
Shareholders' equity	87.4	88.0	43.2	89.6	384.4
Minority interest	1.9	–	–	–	–
Provisions	3.8	6.6	9.7	13.7	17.1
Liabilities	33.7	32.4	67.5	111.7	159.1
Total shareholders' equity and liabilities	**126.8**	**127.0**	**120.4**	**215.0**	**560.6**

All amounts in SEK M unless otherwise stated	2003	2002	2001	2000[1]	1999
CASH FLOW DATA					
Result after net financial items	–56.6	–46.5	–44.5	–307.9	–238.5
Adjustment for non-cash items, etc.	2.9	3.2	–37.2	224.6	92.0
Change in working capital	3.7	–26.0	–10.5	–10.4	28.6
Cash flow from operating activities	–50.0	–69.3	–71.2	–93.7	–117.9
Net investments	–4.2	–2.2	–1.1	–2.3	–7.1
Change in loan financing	–	–21.3	–21.3	–	–51.3
Change in shareholder financing	44.6	91.1	–	–	257.3
Change in other financing [2, 3]	6.2	–0.3	–5.6	137.0	2.3
Change in liquid assets	–3.4	–2.1	–99.2	41.0	83.3

KEY RATIOS					
Capital					
Working capital	5.6	–2.0	–30.4	–30.3	–43.5
Capital employed	22.9	17.5	–8.3	–22.9	310.9
Acid-test ratio, %	264	250	111	362	162
Net loan debt	–66.4	–70.5	–51.5	–112.4	–73.5
Financial					
Operating margin, %	70	69	36	42	69
Net debt/equity ratio, multiple	–0.76	–0.80	–1.19	–1.25	–0.19
Margins					
Operating margin, %	–88	–61	–235	–143	–49
Net margin, %	–84	–63	–122	–371	–77
Rate of capital turnover, multiple	3.2	16.1	–2.33	0.57	0.85
Return					
Return on capital employed, %	–271	–974	–549	–221	–57
Return on equity, %	–65	–71	–67	–130	–74
Other					
Orders received per 31 December	185	259	337	26	125
Average number of employees	42	35	44	45	277
Number of employees at year-end	51	32	43	46	223
Total payroll	23	21	36	60	152

1 Including Intactix for the first quarter of the year, apart from calculation of the average number of employees.
2 Including liquid assets from acquired and divested businesses of SEK -16.2 M in 2000.
3 Liquid assets from subscription warrants to employees amounted to SEK 0.3 M in 2002.

Pricer AB (Head Office)
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www.pricer.com